Exhibit 99.1
Barclays Bank PLC
This exhibit includes portions from the previously published Results Announcement of Barclays Bank PLC relating to the six months ended 30 June 2021, as amended in part to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the US Securities and Exchange Commission (SEC), including the reconciliation of certain financial information to comparable measures prepared in accordance with International Financial Reporting Standards (IFRS). The purpose of this document is to provide such additional disclosure as required by Regulation G and Regulation S-K item 10(e), to delete certain information not in compliance with SEC regulations and to include reconciliations of certain non-IFRS figures to the most directly equivalent IFRS figures for the periods presented. This document does not update or otherwise supplement the information contained in the previously published Results Announcement. Any reference to a website in this document is made for informational purposes only, and information found at such websites is not incorporated by reference into this document.
An audit opinion has not been rendered in respect of this document.

Barclays Bank PLC	1

BARCLAYS BANK PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 1026167.

Barclays Bank PLC	2

Notes
Barclays Bank PLC is a wholly-owned subsidiary of Barclays PLC. The consolidation of Barclays Bank PLC and its subsidiaries is referred to as the Barclays Bank Group. The consolidation of Barclays PLC and its subsidiaries is referred to as the Barclays Group or Barclays. Unless otherwise stated, the income statement analysis compares the six months ended 30 June 2021 to the corresponding six months of 2020 and the balance sheet analysis is as at 30 June 2021 with comparatives relating to 31 December 2020. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively; and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of Euros respectively.
There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.
Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary, attached hereto.
The information in this announcement, which was approved by the Board of Directors on 27 July 2021, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2020, which contained an unmodified audit report under Section 495 of the Companies Act 2006 (which did not make any statements under Section 498 of the Companies Act 2006) have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.
The Barclays Bank Group is a frequent issuer in the debt capital markets and regularly meets with investors via formal road-shows and other ad hoc meetings. Consistent with its usual practice, The Barclays Bank Group expects that from time to time over the coming half year it will meet with investors globally to discuss these results and other matters relating to the Barclays Bank Group.
Forward-looking statements
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Barclays Bank Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Forward-looking statements can be made in writing but also may be made verbally by members of the management of the Barclays Bank Group (including, without limitation, during management presentations to financial analysts) in connection with this document. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Barclays Bank Group’s future financial position, income growth, assets, impairment charges, provisions, business strategy, capital, leverage and other regulatory ratios, capital distributions (including dividend pay-out ratios and expected payment strategies), projected levels of growth in the banking and financial markets, projected costs or savings, any commitments and targets, estimates of capital expenditures, plans and objectives for future operations, projected employee numbers, IFRS impacts and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. The forward-looking statements speak only as at the date on which they are made. Forward-looking statements may be affected by changes in legislation, the development of standards and interpretations under IFRS, including evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, the Barclays Bank Group’s ability along with governments and other stakeholders to measure, manage and mitigate the impacts of climate change effectively, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions; the effects of any volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entity within the Barclays Bank Group or any securities issued by such entities; direct and indirect impacts of the coronavirus (COVID-19) pandemic; instability as a result of the UK’s exit from the European Union (“EU”), the effects of the EU-UK Trade and Cooperation Agreement and the disruption that may subsequently result in the UK and globally; the risk of cyber-attacks, information or security breaches or technology failures on the Barclays Bank Group’s reputation, business or operations; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Barclays Bank Group’s control. As a result, the Barclays Bank Group’s actual financial position, future results, capital distributions, capital, leverage or other regulatory ratios or other financial and non-financial metrics or performance measures may differ materially from the statements or guidance set forth in the Barclays Bank Group’s forward-looking statements. Additional risks and factors which may impact the Barclays Bank Group’s future financial condition and performance are identified in Barclays Bank PLC’s filings with the SEC (including, without limitation, Barclays Bank PLC’s Annual Report on Form 20-F for the fiscal year ended 31 December 2020) which are available on the SEC’s website at www.sec.gov.
Subject to Barclays Bank PLC’s obligations under the applicable laws and regulations of any relevant jurisdiction, (including, without limitation, the UK and the US), in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Barclays Bank PLC	3

Financial Review

Barclays Bank Group results for the half year ended	30.06.21	30.06.20
	£m	£m	% Change
Total income	8,189	8,637	(5)
Credit impairment releases/(charges)	288	(2,674)
Net operating income	8,477	5,963	42
Operating expenses	(5,059)	(4,548)	(11)
Litigation and conduct	(87)	(19)
Total operating expenses	(5,146)	(4,567)	(13)
Other net income	3	127
Profit before tax	3,334	1,523
Tax charge	(611)	(230)
Profit after tax	2,723	1,293
Other equity instrument holders	(303)	(333)	9
Attributable profit	2,420	960

	As at 30.06.21	As at 31.12.20
Balance sheet information	£bn	£bn
Cash and balances at central banks	163.8	155.9
Cash collateral and settlement assets	108.5	97.6
Loans and advances at amortised cost	133.8	134.3
Trading portfolio assets	147.1	127.7
Financial assets at fair value through the income statement	191.1	171.8
Derivative financial instrument assets	256.1	302.7
Other assets	63.9	69.7
Total assets	1,064.3	1,059.7
Deposits at amortised cost	249.7	244.7
Cash collateral and settlement liabilities	101.0	85.5
Financial liabilities designated at fair value	263.9	249.6
Derivative financial instrument liabilities	247.0	300.6

	As at 30.06.21	As at 31.12.20
Capital and liquidity metrics	£bn	£bn
Common equity tier 1 (CET1) ratio[1,2]	13.9%	14.2%
Barclays Bank PLC DoLSub liquidity coverage ratio	131%	145%
Barclays Bank Group liquidity pool	211	206
1Barclays Bank PLC is currently regulated by the Prudential Regulation Authority (PRA) on a solo-consolidated basis. The disclosure above provides a capital metric for Barclays Bank PLC solo-consolidated. For further information, refer to Treasury and Capital Risk on page 22.
2The CET1 ratio is calculated applying the IFRS 9 transitional arrangement of the Capital Requirements Regulation (CRR) as amended by the Capital Requirements Regulation II (CRR II) applicable as at the reporting date. For further detail on the application of CRR and CRR II in the UK, refer to Treasury and Capital Risk on page 22.
Barclays Bank Group Overview
Barclays Bank PLC is the non-ring-fenced bank within the Barclays Group. The Barclays Bank Group contains the majority of the Barclays Group’s Barclays International division, which is comprised of the Corporate and Investment Bank (CIB) and Consumer, Cards and Payments (CC&P) businesses. Barclays Bank PLC offers customers and clients a range of products and services spanning consumer and wholesale banking.
Barclays Bank Group performance
Income Statement - H121 compared to H120
The Barclays Bank Group’s profit increased in H121, compared to H120, reflecting an impairment release, which included an improved macroeconomic outlook used in the Q221 scenario refresh. This was partially offset by a decline in income and an increase in operating expenses which included a structural cost action charge, following a real estate review, and higher variable performance costs that reflected an improvement in performance.

Barclays Bank PLC	4

Financial Review
Profit before tax increased to £3,334m (H120: £1,523m) driven by an increase in CIB to £3,276m (H120: £2,203m) and CC&P to £463m (H120: £503m loss), partially offset by an increased loss in Head Office of £405m (H120: £177m loss).
•Total income decreased 5% to £8,189m
–CIB income decreased 5% to £6,632m driven by a 17% decrease in Global Markets, reflecting tighter spreads and the non-recurrence of H120 client activity levels, partially offset by a 29% increase in Investment Banking fees as the fee pool and Barclays share improved1. Corporate income increased 4% due to the non-recurrence of losses on the mark-to-market of lending and related hedge positions partially offset by a current year write-off on a single name

–CC&P income decreased 5% to £1,649m reflecting lower cards balances, partially offset by the non-recurrence of a c.£100m valuation loss on Barclays’ preference shares in Visa Inc. resulting from the Q220 Supreme Court ruling concerning charges paid by merchants
–Head Office income was a net expense of £92m (H120: £78m net expense) which primarily reflected hedge accounting and funding costs on legacy capital instruments
•Credit impairment net release of £288m (H120: £2,674m charge) was driven by an improved macroeconomic outlook used in the Q221 scenario refresh. Management judgements have been maintained and refined in respect of customers and clients considered to be potentially more vulnerable as government support scheme start to reduce
–CIB credit impairment net release of £260m (H120: £1,320m charge), supported by benign credit risk environment and limited single name wholesale loan charges
–CC&P credit impairment net release of £22m (H120: £1,299m charge) partially driven by lower delinquencies and customer repayments
–Head Office credit impairment release was £6m (H120: £55m charge)
•Total operating expenses increased 13% to £5,146m
–CIB total operating expenses increased 5% to £3,619m due to higher performance costs that reflected an improvement in performance
–CC&P total operating expenses increased 14% to £1,208m driven by the impact of higher investment spend, including marketing, and customer remediation costs related to a legacy portfolio
–Head Office total operating expenses of £319m (H120: £44m) included a charge of £266m relating to a structural cost action taken as part of a real estate review
•Other net income decreased £124m to £3m due to the non-recurrence of prior year gains on disposals from the sale of a number of subsidiaries within the Barclays Group
•The effective tax rate was 18.3% (H120: 15.1%). This reflects the £137m tax benefit recognised for the re-measurement of the Barclays Bank Group’s UK deferred tax assets as a result of the UK corporation tax rate increase from 19% to 25% from 1 April 2023
Balance sheet, capital and liquidity
30 June 2021 compared to 31 December 2020
•Cash collateral and settlement assets and liabilities increased £10.9bn to £108.5bn and £15.5bn to £101.0bn respectively due to increased client activity
•Trading portfolio assets increased £19.4bn to £147.1bn due to increased activity
•Financial assets at fair value through the income statement increased £19.3bn to £191.1bn driven by increased secured lending
•Derivative financial instrument assets and liabilities decreased £46.6bn to £256.1bn and £53.6bn to £247.0bn respectively driven by an increase in major interest rate curves
•Deposits at amortised cost increased £5.0bn to £249.7bn due to clients increasing liquidity
•Financial liabilities designated at fair value increased £14.3bn to £263.9bn driven by increased secured borrowing

Barclays Bank PLC	5

Financial Review
•The Barclays Bank PLC solo-consolidated CET1 ratio as at 30 June 2021 was 13.9%, which is above regulatory capital minimum requirements
•The Barclays Bank Group liquidity pool increased to £211bn (December 2020: £206bn), driven by continued deposit growth and a seasonal increase in short-term wholesale funding, which were partly offset by an increase in business funding consumption. The Barclays Bank PLC DoLSub liquidity coverage ratio (LCR) remained well above the 100% regulatory requirement at 131% (December 2020: 145%), and reflects higher net stress outflows versus the year-end position.

1     Data source: Dealogic for the period covering 1 January to 30 June 2021

Barclays Bank PLC	6

Risk Management

Risk management and principal risks
The roles and responsibilities of the business groups, Risk and Compliance, in the management of risk in the Barclays Bank Group are defined in the Enterprise Risk Management Framework. The purpose of the framework is to identify the principal risks of the Barclays Bank Group, the process by which the Barclays Bank Group sets its appetite for these risks in its business activities, and the consequent limits which it places on related risk taking.
The framework identifies eight principal risks: credit risk, market risk, treasury and capital risk, operational risk, model risk, conduct risk, reputation risk and legal risk. Further detail on these risks and how they are managed is available in the Barclays Bank PLC Annual Report 2020 (Risk Review, pages 35 to 57) or online at home.barclays/annualreport.
Material existing and emerging risks
There have been no significant changes to these principal risks or previously identified material existing and emerging risks in the period other than an update to the risk relating to the impact of benchmark interest rates on the Barclays Bank Group as a result of developments relating to benchmark reform, as set out below.
Impact of benchmark interest rate reforms on the Barclays Bank Group
For several years, global regulators and central banks have been driving international efforts to reform key benchmark interest rates and indices, such as the London Interbank Offered Rate (LIBOR), which are used to determine the amounts payable under a wide range of transactions and make them more reliable and robust. This has resulted in significant changes to the methodology and operation of certain benchmarks and indices, the adoption of alternative “risk-free” reference rates (RFRs) and the proposed discontinuation of certain reference rates (including LIBOR), with further changes anticipated, including UK, EU and US legislative proposals to deal with ‘tough legacy’ contracts that cannot convert into or cannot add fall-back RFRs. The consequences of reform are unpredictable and may have an adverse impact on any financial instruments linked to, or referencing, any of these benchmark interest rates.
Uncertainty as to the nature of such potential changes, the availability and/or suitability of alternative RFRs, the participation of customers and third-party market participants in the transition process and associated challenges with respect to required documentation changes and other reforms may adversely affect a broad range of transactions (including any securities, loans and derivatives which use LIBOR to determine the amount of interest payable that are included in the Barclays Bank Group’s financial assets and liabilities) that use these reference rates and indices and introduce a number of risks for the Barclays Bank Group, including, but not limited to:
•Conduct risk: in undertaking actions to transition away from using certain reference rates (such as LIBOR) to new alternative RFRs, the Barclays Bank Group faces conduct risks. These may lead to customer complaints, regulatory sanctions or reputational impact if the Barclays Bank Group is considered to be (among other things) (i) undertaking market activities that are manipulative or create a false or misleading impression, (ii) misusing sensitive information or not identifying or appropriately managing or mitigating conflicts of interest, (iii) providing customers with inadequate advice, misleading information, unsuitable products or unacceptable service, (iv) not taking a consistent approach to remediation for customers in similar circumstances, (v) unduly delaying the communication and migration activities in relation to client exposure, leaving them insufficient time to prepare or (vi) colluding or inappropriately sharing information with competitors.
•Litigation risk: members of the Barclays Bank Group may face legal proceedings, regulatory investigations and/or other actions or proceedings regarding (among other things) (i) the conduct risks identified above, (ii) the interpretation and enforceability of provisions in LIBOR-based contracts, and (iii) the Barclays Bank Group’s preparation and readiness for the replacement of LIBOR with alternative RFRs.
•Financial risk: the valuation of certain of the Barclays Bank Group’s’’ financial assets and liabilities may change. Moreover, transitioning to alternative RFRs may impact the ability of members of the Barclays Bank Group to calculate and model amounts receivable by them on certain financial assets and determine the amounts payable on certain financial liabilities (such as debt securities issued by them) because currently alternative RFRs (such as the Sterling Overnight Index Average (SONIA) and the Secured Overnight Financing Rate (SOFR)) are look-back rates whereas term rates (such as LIBOR) allow borrowers to calculate at the start of any interest period exactly how much is payable at the end of such interest period. This may have a material adverse effect on the Barclays Bank Group’s cash flows.
•Pricing risk: changes to existing reference rates and indices, discontinuation of any reference rate or indices and transition to alternative RFRs may impact the pricing mechanisms used by the Barclays Bank Group on certain transactions.

Barclays Bank PLC	7

Risk Management
•Operational risk: changes to existing reference rates and indices, discontinuation of any reference rate or index and transition to alternative RFRs may require changes to the Barclays Bank Group’s IT systems, trade reporting infrastructure, operational processes, and controls. In addition, if any reference rate or index (such as LIBOR) is no longer available to calculate amounts payable, the Barclays Bank Group may incur additional expenses in amending documentation for new and existing transactions and/or effecting the transition from the original reference rate or index to a new reference rate or index.
•Accounting risk: an inability to apply hedge accounting in accordance with IAS 39 could lead to increased volatility in the Barclays Bank Group’s financial results and performance.
Any of these factors may have a material adverse effect on the Barclays Bank Group’s business, results of operations, financial condition and prospects.
For further details on the impacts of benchmark interest rate reforms on the Barclays Bank Group, see Note 40 to Barclays Bank PLC’s audited financial statements for the year ended 31 December 2020 and Note 16.

Barclays Bank PLC	8

Credit Risk
Loans and advances at amortised cost by product
The table below presents a breakdown of loans and advances at amortised cost and the impairment allowance with stage allocation by asset classification.
Impairment allowance under IFRS 9 considers both the drawn and the undrawn counterparty exposure. For retail portfolios, the total impairment allowance is allocated to the drawn exposure to the extent that the allowance does not exceed the exposure, as expected credit loss (ECL) is not reported separately. Any excess is reported on the liability side of the balance sheet as a provision. For wholesale portfolios, the impairment allowance on the undrawn exposure is reported on the liability side of the balance sheet as a provision.

		Stage 2
As at 30.06.21	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3	Total[1]
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	9,575	643	21	143	807	1,017	11,399
Credit cards, unsecured loans and other retail lending	21,196	2,541	177	132	2,850	1,617	25,663
Wholesale loans	86,087	12,454	524	373	13,351	1,340	100,778
Total	116,858	15,638	722	648	17,008	3,974	137,840

Impairment allowance
Home loans	7	37	1	1	39	341	387
Credit cards, unsecured loans and other retail lending	609	677	38	66	781	1,057	2,447
Wholesale loans	193	316	5	10	331	667	1,191
Total	809	1,030	44	77	1,151	2,065	4,025

Net exposure
Home loans	9,568	606	20	142	768	676	11,012
Credit cards, unsecured loans and other retail lending	20,587	1,864	139	66	2,069	560	23,216
Wholesale loans	85,894	12,138	519	363	13,020	673	99,587
Total	116,049	14,608	678	571	15,857	1,909	133,815

Coverage ratio	%	%	%	%	%	%	%
Home loans	0.1	5.8	4.8	0.7	4.8	33.5	3.4
Credit cards, unsecured loans and other retail lending	2.9	26.6	21.5	50.0	27.4	65.4	9.5
Wholesale loans	0.2	2.5	1.0	2.7	2.5	49.8	1.2
Total	0.7	6.6	6.1	11.9	6.8	52.0	2.9

As at 31.12.20
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	9,627	761	53	87	901	1,099	11,627
Credit cards, unsecured loans and other retail lending	18,923	4,987	393	191	5,571	1,853	26,347
Wholesale loans	83,254	14,184	1,066	688	15,938	2,167	101,359
Total	111,804	19,932	1,512	966	22,410	5,119	139,333

Impairment allowance
Home loans	6	40	6	6	52	376	434
Credit cards, unsecured loans and other retail lending	399	1,092	111	124	1,327	1,253	2,979
Wholesale loans	280	475	49	9	533	840	1,653
Total	685	1,607	166	139	1,912	2,469	5,066

Net exposure
Home loans	9,621	721	47	81	849	723	11,193
Credit cards, unsecured loans and other retail lending	18,524	3,895	282	67	4,244	600	23,368
Wholesale loans	82,974	13,709	1,017	679	15,405	1,327	99,706
Total	111,119	18,325	1,346	827	20,498	2,650	134,267

Coverage ratio	%	%	%	%	%	%	%
Home loans	0.1	5.3	11.3	6.9	5.8	34.2	3.7
Credit cards, unsecured loans and other retail lending	2.1	21.9	28.2	64.9	23.8	67.6	11.3
Wholesale loans	0.3	3.3	4.6	1.3	3.3	38.8	1.6
Total	0.6	8.1	11.0	14.4	8.5	48.2	3.6
1Other financial assets subject to impairment excluded in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income, accrued income and sundry debtors. These have a total gross exposure of £159.9bn (December 2020: £150.3bn) and impairment allowance of £102m (December 2020: £145m). This comprises £7m (December 2020: £7m) ECL on £159.8bn (December 2020: £146.3bn) Stage 1 assets, £1m(December 2020: £6m) on £34m (December 2020: £3.8bn) Stage 2 fair value through other comprehensive income assets, cash collateral and settlement balances and £94m (December 2020: £132m) on £94m (December 2020: £132m) Stage 3 other assets. Loan commitments and financial guarantee contracts have total ECL of £572m (December 2020:£769m).

Barclays Bank PLC	9

Credit Risk
Movement in gross exposures and impairment allowance including provisions for loan commitments and financial guarantees
The following tables present a reconciliation of the opening to the closing balance of the exposure and impairment allowance. Explanation of the terms: 12-month ECL, lifetime ECL and credit-impaired are included in the Barclays Bank PLC Annual Report 2020 on page 169. Transfers between stages in the tables have been reflected as if they had taken place at the beginning of the year. The movements are measured over a 6-month period.

Loans and advances at amortised cost
	Stage 1		Stage 2		Stage 3		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
Home loans
As at 1 January 2021	9,627	6	901	52	1,099	376	11,627	434
Transfers from Stage 1 to Stage 2	(282)	—	282	—	—	—	—	—
Transfers from Stage 2 to Stage 1	248	15	(248)	(15)	—	—	—	—
Transfers to Stage 3	(71)	—	(44)	(4)	115	4	—	—
Transfers from Stage 3	14	—	35	2	(49)	(2)	—	—
Business activity in the year	826	—	—	—	—	—	826	—
Changes to models used for calculation[1]	—	—	—	(4)	—	38	—	34
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(484)	(14)	(48)	9	(55)	(64)	(587)	(69)
Final repayments	(303)	—	(71)	(1)	(83)	(1)	(457)	(2)
Disposals	—	—	—	—	—	—	—	—
Write-offs[2]	—	—	—	—	(10)	(10)	(10)	(10)
As at 30 June 2021[3]	9,575	7	807	39	1,017	341	11,399	387

Credit cards, unsecured loans and other retail lending
As at 1 January 2021	18,923	399	5,571	1,327	1,853	1,253	26,347	2,979
Transfers from Stage 1 to Stage 2	(539)	(31)	539	31	—	—	—	—
Transfers from Stage 2 to Stage 1	2,508	546	(2,508)	(546)	—	—	—	—
Transfers to Stage 3	(130)	(7)	(280)	(127)	410	134	—	—
Transfers from Stage 3	14	18	20	6	(34)	(24)	—	—
Business activity in the year	2,330	30	20	4	20	4	2,370	38
Changes to models used for calculation[1]	—	(3)	—	(27)	—	—	—	(30)
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(752)	(316)	(463)	119	(84)	174	(1,299)	(23)
Final repayments	(1,158)	(27)	(49)	(6)	(61)	(5)	(1,268)	(38)
Disposals[4]	—	—	—	—	(19)	(11)	(19)	(11)
Write-offs[2]	—	—	—	—	(468)	(468)	(468)	(468)
As at 30 June 2021[3]	21,196	609	2,850	781	1,617	1,057	25,663	2,447
1Changes to models used for calculation include a £34m movement in Home Loans, £30m in Credit cards, unsecured loans and other retail lending and £36m in Wholesale loans. These reflect methodology changes made during the year. Barclays continually review the output of models to determine accuracy of the ECL calculation including review of model monitoring, external benchmarking and experience of model operation over an extended period of time. This ensures that the models used continue to reflect the risks inherent across the businesses.
2In H121, gross write-offs amounted to £606m (H120: £643m) and post write-off recoveries amounted to £15m (H120: £1m). Net write-offs represent gross write-offs less post write-off recoveries and amounted to £591m (H120: £642m).
3Other financial assets subject to impairment excluded in the tables above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £159.9bn (December 2020: £150.3bn) and impairment allowance of £102m (December 2020: £145m). This comprises £7m ECL (December 2020: £7m) on £159.8bn Stage 1 assets (December 2020: £146.3bn), £1m (December 2020: £6m) on £34m Stage 2 fair value through other comprehensive income assets, cash collateral and settlement assets (December 2020: £3.8bn) and £94m (December 2020: £132m) on £94m Stage 3 other assets (December 2020: £132m).
4The £19m of disposals reported within Credit cards, unsecured loans and other retail lending portfolio relate to debt sales undertaken during the year. The £101m of disposals reported within Wholesale loans include the sale of Barclays Asset Finance and debt sales.

Barclays Bank PLC	10

Credit Risk

Loans and advances at amortised cost
	Stage 1		Stage 2		Stage 3		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
Wholesale loans
As at 1 January 2021	83,254	280	15,938	533	2,167	840	101,359	1,653
Transfers from Stage 1 to Stage 2	(3,956)	(10)	3,956	10	—	—	—	—
Transfers from Stage 2 to Stage 1	5,093	104	(5,093)	(104)	—	—	—	—
Transfers to Stage 3	(98)	(1)	(105)	(11)	203	12	—	—
Transfers from Stage 3	395	1	272	8	(667)	(9)	—	—
Business activity in the year	17,980	32	1,124	29	78	16	19,182	77
Changes to models used for calculation[1]	—	(7)	—	(29)	—	—	—	(36)
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	1,001	(167)	152	(14)	(76)	(4)	1,077	(185)
Final repayments	(17,539)	(38)	(2,885)	(91)	(187)	(32)	(20,611)	(161)
Disposals[2]	(43)	(1)	(8)	—	(50)	(28)	(101)	(29)
Write-offs[3]	—	—	—	—	(128)	(128)	(128)	(128)
As at 30 June 2021[4]	86,087	193	13,351	331	1,340	667	100,778	1,191

Reconciliation of ECL movement to impairment charge/(release) for the period								£m
Home loans								(37)
Credit cards, unsecured loans and other retail lending								(53)
Wholesale loans								(305)
ECL movement excluding assets derecognised due to disposals and write-offs								(395)
Recoveries and reimbursements[5]								201
Exchange and other adjustments[6]								105
Impairment charge on loan commitments and other financial guarantees								(185)
Impairment charge on other financial assets[4]								(14)
Income statement release for the period								(288)
1Changes to models used for calculation include a £34m movement in Home Loans, £30m in Credit cards, unsecured loans and other retail lending and £36m in Wholesale loans. These reflect methodology changes made during the year. Barclays continually review the output of models to determine accuracy of the ECL calculation including review of model monitoring, external benchmarking and experience of model operation over an extended period of time. This ensures that the models used continue to reflect the risks inherent across the businesses
2The £19m of disposals reported within Credit cards, unsecured loans and other retail lending portfolio relate to debt sales undertaken during the year. The £101m disposal reported within Wholesale loans include sale of Barclays Asset Finance and debt sales.
3In H121, gross write-offs amounted to £606m (H120: £643m) and post write-off recoveries amounted to £15m (H120: £1m). Net write-offs represent gross write-offs less post write-off recoveries and amounted to £591m (H120: £642m).
4Other financial assets subject to impairment excluded from the tables above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £159.9bn (December 2020: £150.3bn) and impairment allowance of £102m (December 2020: £145m). This comprises £7m ECL (December 2020: £7m) on £159.8bn Stage 1 assets (December 2020: £146.3bn), £1m (December 2020: £6m) on £34m Stage 2 fair value through other comprehensive income assets, cash collateral and settlement assets (December 2020: £3.8bn) and £94m (December 2020: £132m) on £94m Stage 3 other assets (December 2020: £132m).
5Recoveries and reimbursements includes a net loss in relation to reimbursements from guarantee contracts held with third parties of £216m and post write off recoveries of £15m.
6Exchange and other adjustments includes foreign exchange and interest and fees in suspense.

Barclays Bank PLC	11

Credit Risk

Loan commitments and financial guarantees
	Stage 1		Stage 2		Stage 3		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
Home loans
As at 1 January 2021	125	—	2	—	4	—	131	—
Net transfers between stages	—	—	—	—	—	—	—	—
Business activity in the year	6	—	1	—	—	—	7	—
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(6)	—	—	—	—	—	(6)	—
Limit management and final repayments	(88)	—	—	—	(3)	—	(91)	—
As at 30 June 2021	37	—	3	—	1	—	41	—

Credit cards, unsecured loans and other retail lending
As at 1 January 2021	68,211	34	6,244	33	30	23	74,485	90
Net transfers between stages	3,555	8	(3,786)	(3)	231	(5)	—	—
Business activity in the year	3,135	1	23	—	1	1	3,159	2
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	2,142	(9)	213	1	(232)	3	2,123	(5)
Limit management and final repayments	(4,476)	—	(353)	—	(3)	(2)	(4,832)	(2)
As at 30 June 2021	72,567	34	2,341	31	27	20	74,935	85

Wholesale loans
As at 1 January 2021	160,404	205	39,426	446	2,031	28	201,861	679
Net transfers between stages	96	115	1,087	(111)	(1,183)	(4)	—	—
Business activity in the year	39,001	28	2,916	89	12	9	41,929	126
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	1,912	(146)	688	(61)	(28)	2	2,572	(205)
Limit management and final repayments	(32,861)	(25)	(4,843)	(83)	(455)	(5)	(38,159)	(113)
As at 30 June 2021	168,552	177	39,274	280	377	30	208,203	487
Management adjustments to models for impairment
Management adjustments to impairment models are made in the ordinary course of business in order to reflect changes in policy or correct model performance issues identified through model monitoring. These adjustments remain in place until they are incorporated into future model development and are then retired. In addition, they may also be made in response to circumstances or uncertainty at the period end and this is particularly true of the ongoing COVID-19 pandemic.
Total management adjustments to impairment allowance are presented by product below.
Overview of management adjustments to models for impairment allowance1

	As at 30.06.21		As at 31.12.20
	Management adjustments to impairment allowances	Proportion of total impairment allowances	Management adjustments to impairment allowances	Proportion of total impairment allowances
	£m	%	£m	%
Home loans	22	5.7	54	12.4
Credit cards, unsecured loans and other retail lending	550	21.7	960	31.3
Wholesale loans	479	28.5	(78)	(3.3)
Total	1,051	22.9	936	16.0

Barclays Bank PLC	12

Credit Risk
Management adjustments to models for impairment allowance1

	Impairment allowance pre management adjustments[2]	Economic uncertainty adjustments	Other adjustments	Total impairment allowance
As at 30.06.2021	£m	£m	£m	£m
Home loans	365	22	—	387
Credit cards, unsecured loans and other retail lending	1,982	778	(228)	2,532
Wholesale loans	1,199	615	(136)	1,678
Total	3,546	1,415	(364)	4,597

As at 31.12.20
Home loans	380	21	33	434
Credit cards, unsecured loans and other retail lending	2,109	986	(26)	3,069
Wholesale loans	2,410	379	(457)	2,332
Total	4,899	1,386	(450)	5,835

1Positive values reflect an increase in impairment allowance.
2Includes £2.6bn (December 2020: £3.9bn) of modelled ECL, £0.7bn (December 2020: £0.8bn) of individually assessed impairments and £0.2bn (December 2020: £0.2bn) ECL from non-modelled exposures.
Economic uncertainty adjustments
The COVID-19 pandemic has impacted the global economy since early 2020 and macroeconomic forecasts indicate longer-term impacts that result in higher unemployment levels and customer and client stress. However, to date, little real credit deterioration has occurred, largely as a result of government and other support measures. Observed 30-day arrears rates have reduced in US cards to 1.6% (December 2020: 2.5%; December 2019: 2.7%) due to payment holidays granted to customers impacted by COVID-19 which reduced the delinquency entrance rate and overall flow through delinquency. However, uncertainty remains as government and other support measures taper down as to whether these schemes have either averted or delayed credit losses.
In order to address this uncertainty, adjustments to the modelled provisions were made in 2020. COVID-19 related economic uncertainty adjustments of £1.4bn (December 2020: £1.4bn) continue to be recognised, specifically to address whether support measures have averted or delayed credit losses. However, within this, the approach has been refined and uncertainty is now captured in two distinct ways: firstly, the identification of specific customers and clients who may be more vulnerable to the withdrawal of relief and secondly, macroeconomic and risk parameter uncertainties which are applied at a portfolio level.
A summary of the adjustments is provided below:
•A £0.8bn adjustment has been applied for customers and clients considered potentially vulnerable to the withdrawal of government and other support schemes. In US consumer card portfolios, the populations identified are those who have higher potential risk indicators. In wholesale portfolios these include those corporate sectors deemed more vulnerable to the economic impacts of COVID-19. This adjustment is split between credit cards and unsecured loans, £0.6bn, and wholesale loans, £0.2bn.
•Expert judgement has been used to adjust the probability of default at portfolio level to pre-COVID-19 levels to reflect the impact of temporary support measures on underlying customer and client behaviour. This adjustment, of £0.2bn, has remained at a similar level to December 2020 (£0.1bn).
•Macroeconomic variables which may be temporarily influenced by support measures have been adjusted at a portfolio level enabling the model to consume the economic stress. This adjustment has been reduced to £0.5bn from £1.0bn at December 2020 as management judgement has been refined towards potentially vulnerable customers and clients as the pandemic has evolved.
Other adjustments
Credit cards, unsecured loans and other retail lending: Primarily relates to a net release in ECL of £0.2bn in Barclaycard US to more accurately reflect Loss Given Default in Stage 3.
Wholesale loans: Represents the net adjustments of £136m in the Investment Bank for model inaccuracies informed by back-testing. An adjustment to offset modelled ECL output in the Investment Bank to limit excessive ECL sensitivity to the macroeconomic variable for Federal Tax Receipts in place at December 2020 is materially reduced due to the Q221 scenario refresh.

Barclays Bank PLC	13

Credit Risk
Measurement uncertainty
The Barclays Bank Group uses a five-scenario model to calculate ECL. An external consensus forecast is assembled from key sources, including HM Treasury (short and medium-term forecasts), Bloomberg (based on median of economic forecasts) and the Urban Land Institute (for US House Prices), which forms the Baseline scenario. In addition, two adverse scenarios (Downside 1 and Downside 2) and two favourable scenarios (Upside 1 and Upside 2) are derived, with associated probability weightings. The adverse scenarios are calibrated to a broadly similar severity to Barclays’ internal stress tests and stress scenarios provided by regulators whilst also considering IFRS 9 specific sensitivities and non-linearity. Downside 2 is benchmarked to the Bank of England’s stress scenarios and to the most severe scenario from Moody’s inventory, but is not designed to be the same. The favourable scenarios are calibrated to reflect upside risks to the Baseline scenario to the extent that is broadly consistent with recent favourable benchmark scenarios. All scenarios are regenerated at a minimum semi-annually. The scenarios include eight economic variables (GDP, unemployment, House Price Index (HPI) and base rates, in both the UK and US markets), and expanded variables using statistical models based on historical correlations. The upside and downside shocks are designed to evolve over a five-year stress horizon, with all five scenarios converging to a steady state after approximately eight years.
Macroeconomic indicators were refreshed in Q221, with key drivers for the baseline scenario more optimistic than Q420, resulting in a net ECL provision release. In the Baseline scenario, UK GDP returns to the pre-pandemic level by mid-2022 with peak UK unemployment of just over 6% in Q421. In the Upside 2 scenario, effective fiscal stimulus measures, including public investments in infrastructure and skills, provide a boost to demand and confidence, which in turn leads to economic activity in almost all advanced economies returning to the pre-COVID-19 pandemic levels by the end of 2021. Unemployment levels decline back below 5% by H222 in the UK, and below 4% by early 2022 in the US. In the Downside 2 scenario supply and distribution issues slow the vaccination process and the emergence of new virus variants that are not susceptible to the existing vaccines fuels the outbreak again resulting in full national lockdowns in Q321. This leads to significant falls in GDP in Q321 and UK and US unemployment reaching c.10% and 12% respectively.
Although the macroeconomic outlook has improved, the Barclays Bank Group’s view on uncertainty remains unchanged, believing potential credit deterioration could be seen once government support is removed, particularly in vulnerable areas of the portfolio. In response, economic uncertainty PMAs remained relatively stable at c.£1.4bn. For further details see page 13.
Limited defaults have been observed to date in response to the COVID-19 pandemic, partly as a result of government and bank support measures. However, such support measures are scheduled to taper down from Q321 bringing with it uncertainty. Despite improvement in macroeconomic variables in the period, unemployment remains at elevated levels but portfolios are yet to respond, and may not do so until support measures fall away.
The methodology for estimating probability weights for each of the scenarios involves a comparison of the distribution of key historical UK and US macroeconomic variables against the forecast paths of the five scenarios. The range of forecast paths generated in the calculation of the weights at 30 June 2021 is slightly narrower than 31 December 2020 due to lower levels of uncertainty. The Upside 2 and Downside 2 scenarios are therefore nearer the tails of the distribution than previously resulting in lower weights. See page 16 for probability weightings used H121.
The tables below show: (i) the key consensus macroeconomic variables used in the scenarios (3-year annual paths); (ii) the probability weights applied to each scenario; and (iii) the macroeconomic variables by scenario using ‘specific bases’, i.e. the most extreme position of each variable in the context of the scenario, for example, the highest unemployment for downside scenarios and the lowest unemployment for upside scenarios. The 5-year average table provides additional transparency.

Barclays Bank PLC	14

Credit Risk

Baseline average economic variables used in the calculation of ECL
	2021	2022	2023
As at 30.06.2021%		%	%
UK GDP[1]	4.9	5.6	2.3
UK unemployment[2]	5.8	5.7	5.1
UK HPI[3]	(0.5)	0.3	3.1
UK bank rate	0.1	0.2	0.4
US GDP[1]	5.7	3.9	1.6
US unemployment[4]	5.6	4.5	4.4
US HPI[5]	3.9	3.5	3.5
US federal funds rate	0.3	0.3	0.7

As at 31.12.20
UK GDP[1]	6.3	3.3	2.6
UK unemployment[2]	6.7	6.4	5.8
UK HPI[3]	2.4	2.3	5.0
UK bank rate	—	(0.1)	—
US GDP[1]	3.9	3.1	2.9
US unemployment[4]	6.9	5.7	5.6
US HPI[5]	2.8	4.7	4.7
US federal funds rate	0.3	0.3	0.3
1Average Real GDP seasonally adjusted change in year.
2Average UK unemployment rate 16-year+.
3Change in average yearly UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4Average US civilian unemployment rate 16-year+.
5Change in average yearly US HPI = FHFA House Price Index, relative to prior year end.

Downside 2 average economic variables used in the calculation of ECL
	2021	2022	2023
As at 30.06.21%		%	%
UK GDP[1]	(1.7)	2.0	5.2
UK unemployment[2]	7.3	8.2	6.6
UK HPI[3]	(5.8)	(5.8)	0.2
UK bank rate	0.1	—	—
US GDP[1]	1.5	1.4	2.0
US unemployment[4]	8.7	11.0	9.3
US HPI[5]	(4.9)	(3.0)	1.1
US federal funds rate	0.3	0.3	0.3

As at 31.12.20
UK GDP[1]	(3.9)	6.5	2.6
UK unemployment[2]	8.0	9.3	7.8
UK HPI[3]	(13.6)	(10.8)	0.5
UK bank rate	(0.2)	(0.2)	(0.1)
US GDP[1]	(2.4)	3.6	2.1
US unemployment[4]	13.4	11.9	10.1
US HPI[5]	(17.2)	(0.7)	0.6
US federal funds rate	0.3	0.3	0.3
1Average Real GDP seasonally adjusted change in year.
2Average UK unemployment rate 16-year+.
3Change in average yearly UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4Average US civilian unemployment rate 16-year+.
5Change in average yearly US HPI = FHFA House Price Index, relative to prior year end.

Barclays Bank PLC	15

Credit Risk

Downside 1 average economic variables used in the calculation of ECL
	2021	2022	2023
As at 30.06.21%		%	%
UK GDP[1]	0.6	4.4	4.2
UK unemployment[2]	6.4	6.6	5.6
UK HPI[3]	(3.1)	(2.7)	1.7
UK bank rate	0.1	0.1	0.2
US GDP[1]	3.4	2.5	1.6
US unemployment[4]	7.4	7.9	6.1
US HPI[5]	(0.5)	0.2	2.3
US federal funds rate	0.3	0.3	0.3

As at 31.12.20
UK GDP[1]	0.1	6.6	3.2
UK unemployment[2]	7.3	8.0	6.9
UK HPI[3]	(6.7)	(3.5)	1.7
UK bank rate	(0.1)	(0.1)	—
US GDP[1]	0.4	3.6	2.3
US unemployment[4]	11.0	8.9	6.9
US HPI[5]	(5.9)	1.8	2.6
US federal funds rate	0.3	0.3	0.3
1Average Real GDP seasonally adjusted change in year.
2Average UK unemployment rate 16-year+.
3Change in average yearly UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4Average US civilian unemployment rate 16-year+.
5Change in average yearly US HPI = FHFA House Price Index, relative to prior year end.

Upside 2 average economic variables used in the calculation of ECL
	2021	2022	2023
As at 30.06.21%		%	%
UK GDP[1]	6.8	9.4	4.0
UK unemployment[2]	5.5	4.9	4.4
UK HPI[3]	4.6	9.9	11.3
UK bank rate	0.1	0.4	0.6
US GDP[1]	6.5	8.2	3.4
US unemployment[4]	5.3	3.8	3.8
US HPI[5]	6.5	8.0	7.3
US federal funds rate	0.3	0.3	1.1

As at 31.12.20
UK GDP[1]	12.2	5.3	3.9
UK unemployment[2]	6.2	5.5	4.8
UK HPI[3]	6.6	10.4	10.8
UK bank rate	0.1	0.3	0.3
US GDP[1]	7.1	4.6	4.0
US unemployment[4]	5.5	4.3	4.1
US HPI[5]	8.8	9.1	8.9
US federal funds rate	0.3	0.4	0.6
1Average Real GDP seasonally adjusted change in year.
2Average UK unemployment rate 16-year+.
3Change in average yearly UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4Average US civilian unemployment rate 16-year+.
5Change in average yearly US HPI = FHFA House Price Index, relative to prior year end.

Barclays Bank PLC	16

Credit Risk

Upside 1 average economic variables used in the calculation of ECL
	2021	2022	2023
As at 30.06.21%		%	%
UK GDP[1]	5.9	7.3	3.0
UK unemployment[2]	5.6	5.2	4.7
UK HPI[3]	1.5	4.5	7.4
UK bank rate	0.1	0.2	0.6
US GDP[1]	6.1	5.8	2.4
US unemployment[4]	5.5	4.2	4.2
US HPI[5]	6.2	6.8	5.7
US federal funds rate	0.3	0.3	0.9

As at 31.12.20
UK GDP[1]	9.3	3.9	3.4
UK unemployment[2]	6.4	6.0	5.2
UK HPI[3]	4.6	6.1	6.1
UK bank rate	0.1	0.1	0.3
US GDP[1]	5.5	4.0	3.7
US unemployment[4]	6.0	4.8	4.6
US HPI[5]	6.8	6.7	6.3
US federal funds rate	0.3	0.3	0.5
1Average Real GDP seasonally adjusted change in year.
2Average UK unemployment rate 16-year+.
3Change in average yearly UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4Average US civilian unemployment rate 16-year+.
5Change in average yearly US HPI = FHFA House Price Index, relative to prior year end.

Scenario probability weighting
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
	%	%	%	%	%
As at 30.06.21
Scenario probability weighting	19.6	24.5	26.4	16.9	12.6
As at 31.12.20
Scenario probability weighting	20.2	24.2	24.7	15.5	15.4

Barclays Bank PLC	17

Credit Risk
Specific bases show the most extreme position of each variable in the context of the scenario, for example, the highest unemployment for downside scenarios, average unemployment for baseline scenarios and lowest unemployment for upside scenarios. GDP and HPI downside and upside scenario data represents the lowest and highest points relative to the start point in the 20 quarter period.

Macroeconomic variables (specific bases)[1]
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
As at 30.06.2021%		%	%	%	%
UK GDP[2]	25.9	20.2	3.3	(4.2)	(8.1)
UK unemployment[3]	4.1	4.3	5.1	7.5	9.8
UK HPI[4]	48.2	25.5	1.6	(5.8)	(11.8)
UK bank rate[3]	0.1	0.1	0.4	0.3	0.1
US GDP[2]	23.7	18.3	2.8	(0.2)	(3.2)
US unemployment[3]	3.8	4.2	4.7	8.9	12.0
US HPI[4]	41.2	32.6	3.6	(1.3)	(7.9)
US federal funds rate[3]	0.3	0.3	0.8	1.5	0.8

As at 31.12.20
UK GDP[2]	14.2	8.8	0.7	(22.1)	(22.1)
UK unemployment[3]	4.0	4.0	5.7	8.4	10.1
UK HPI[4]	48.2	30.8	3.6	(4.5)	(18.3)
UK bank rate[3]	0.1	0.1	—	0.6	0.6
US GDP[2]	15.7	12.8	1.6	(10.6)	(10.6)
US unemployment[3]	3.8	3.8	6.4	13.0	13.7
US HPI[4]	42.2	30.9	3.8	(3.7)	(15.9)
US federal funds rate[3]	0.1	0.1	0.3	1.3	1.3
1UK GDP = Real GDP growth seasonally adjusted; UK unemployment = UK unemployment rate 16-year+; UK HI = Halifax All Houses, All Buyers Index; US GDP = Real GDP growth seasonally adjusted; US unemployment = US civilian unemployment rate 16-year+; US HPI = FHFA House Price Index. 20 quarter period starts from Q121 (2020: Q120).
2Maximum growth relative to Q420 (2020: Q419), based on 20 quarter period in Upside scenarios; 5-year yearly average Compound Annual Growth Rate (CAGR) in Baseline; minimum growth relative to Q420 (2020: Q419), based on 20 quarter period in Downside scenarios.
3Lowest quarter in 20 quarter period in Upside scenarios; 5-year average in Baseline; highest quarter 20 quarter period in Downside scenarios..
4Maximum growth relative to Q420 (2020: Q419), based on 20 quarter period in Upside scenarios; 5-year quarter end CAGR in Baseline; minimum growth relative to Q420 (2020: Q419), based on 20 quarter period in Downside scenarios.

Barclays Bank PLC	18

Credit Risk
Average basis represents the average quarterly value of variables in the 20 quarter period with GDP and HPI based on yearly average and quarterly CAGRs respectively.

Macroeconomic variables (5-year averages)[1]
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
As at 30.06.2021%		%	%	%	%
UK GDP[2]	5.2	4.2	3.3	2.6	1.8
UK unemployment[3]	4.6	4.8	5.1	5.7	6.5
UK HPI[4]	8.2	4.7	1.6	—	(1.6)
UK bank rate[3]	0.7	0.6	0.4	0.2	—
US GDP[2]	4.6	3.7	2.8	2.0	1.4
US unemployment[3]	4.1	4.4	4.7	6.3	8.5
US HPI[4]	7.1	5.8	3.6	1.6	(0.4)
US federal funds rate[3]	1.1	0.9	0.8	0.6	0.3

As at 31.12.20
UK GDP[2]	2.5	1.6	0.7	0.1	(0.9)
UK unemployment[3]	5.0	5.3	5.7	6.5	7.2
UK HPI[4]	8.2	5.5	3.6	(0.2)	(3.6)
UK bank rate[3]	0.3	0.2	—	—	(0.1)
US GDP[2]	2.9	2.4	1.6	0.8	0.1
US unemployment[3]	5.3	5.7	6.4	8.3	10.4
US HPI[4]	7.3	5.5	3.8	0.8	(3.0)
US federal funds rate[3]	0.5	0.5	0.3	0.3	0.3
1UK GDP = Real GDP growth seasonally adjusted; UK unemployment = UK unemployment rate 16-year+; UK HPI = Halifax All Houses, All Buyers Index; US GDP = Real GDP growth seasonally adjusted; US unemployment = US civilian unemployment rate 16-year+; US HPI = FHFA House Price Index. .
25-year yearly average CAGR, starting 2020 (2020: 2019).
35-year average. Period based on 20 quarters from Q121 (2020: Q120).
45-year quarter end CAGR, starting Q420 (2020: Q419).

Barclays Bank PLC	19

Market Risk
Analysis of management value at risk (VaR)
The table below shows the total management VaR on a diversified basis by asset class. Total management VaR includes all trading positions in CIB and Treasury within the Barclays Bank Group and it is calculated with a one-day holding period. VaR limits are applied to total management VaR and by asset class. Additionally, the market risk management function applies VaR sub-limits to material businesses and trading desks.

Management VaR (95%) by asset class

	Half year ended 30.06.21			Half year ended 31.12.20			Half year ended 30.06.20
	Average	High	Low	Average	High	Low	Average	High	Low
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Credit risk	18	30	9	19	23	15	22	38	10
Interest rate risk	8	14	4	11	17	6	9	17	6
Equity risk	10	15	6	10	16	7	15	35	6
Basis risk	7	10	3	9	11	7	9	14	7
Spread risk	4	6	3	5	7	4	5	9	3
Foreign exchange risk	3	6	2	4	7	3	4	7	2
Commodity risk	—	1	—	1	1	—	1	1	—
Inflation risk	2	4	2	2	3	1	1	2	1
Diversification effect[1]	(30)	n/a	n/a	(33)	n/a	n/a	(31)	n/a	n/a
Total management VaR	22	36	13	28	35	20	35	57	17
1Diversification effects recognise that forecast losses from different assets or businesses are unlikely to occur concurrently, hence the expected aggregate loss is lower than the sum of the expected losses from each area. Historical correlations between losses are taken into account in making these assessments. The high and low VaR figures reported for each category did not necessarily occur on the same day as the high and low VaR reported as a whole. Consequently, a diversification effect balance for the high and low VaR figures would not be meaningful and is therefore omitted from the above table.

Average management VaR decreased 21% to £22m (H220: £28m), reflecting a reduction of £5m due to a methodology update which changed the historical lookback period of the VaR model from two years to one year and reduced risk taking in the period. The methodology change has increased the responsiveness of the model to changes over time in volatility levels in the lookback period.

Barclays Bank PLC	20

Treasury and Capital Risk
Funding and liquidity
Overview
The Barclays Bank Group liquidity pool increased to £211bn (December 2020: £206bn), driven by continued deposit growth and a seasonal increase in short-term wholesale funding, which were partly offset by an increase in business funding consumption. The Barclays Bank PLC DoLSub LCR remained well above the 100% regulatory requirement at 131% (December 2020: 145%), and reflects higher net stress outflows versus the year-end position.
For the purpose of liquidity management, Barclays Bank PLC and its subsidiary Barclays Capital Securities Limited, a UK broker dealer entity, are monitored on a combined basis by the PRA under the Barclays Bank PLC DoLSub arrangement.
Liquidity risk stress testing
The liquidity risk stress assessment measures the potential contractual and contingent stress outflows under a range of scenarios, which are then used to determine the size of the liquidity pool that is immediately available to meet anticipated outflows if a stress occurs. The scenarios include a 30 day Barclays-specific stress event, a 90 day market-wide stress event and a 30 day combined scenario consisting of both a Barclays specific and market-wide stress event.
The CRR (as amended by CRR II) LCR requirement takes into account the relative stability of different sources of funding and potential incremental funding requirements in a stress. The LCR is designed to promote short-term resilience of a bank’s liquidity risk profile by holding sufficient high quality liquid assets to survive an acute stress scenario lasting for 30 days.
As at 30 June 2021, Barclays Bank PLC DoLSub held eligible liquid assets well above 100% of the net stress outflows to its internal and regulatory requirements. The proportion of the liquidity pool between cash and deposits with central banks, government bonds and other eligible securities is broadly similar to the Barclays Group.
A significant portion of the liquidity pool is located in Barclays Bank PLC and Barclays Bank Ireland PLC. The residual portion of the liquidity pool, which is predominantly in the US subsidiaries, is held against entity-specific stress outflows and local regulatory requirements.

	As at 30.06.21	As at 31.12.20
	£bn	£bn
Barclays Bank Group liquidity pool	211	206

	%	%
Barclays Bank PLC DoLSub liquidity coverage ratio	131	145

Barclays Bank PLC	21

Treasury and Capital Risk
Capital and leverage
Barclays Bank PLC is currently regulated by the PRA on a solo-consolidated basis. Barclays Bank PLC solo-consolidated comprises Barclays Bank PLC plus certain additional subsidiaries, subject to PRA approval. The disclosures below provide key capital metrics for Barclays Bank PLC solo-consolidated with further information on its risk profile to be included in the Barclays PLC Pillar 3 Report H1 2021, expected to be published on 13 August 2021, and which will be available at home.barclays/investor-relations/reports-and-events/latest-financial-results.
Following the withdrawal of the UK from the EU, any references to CRR as amended by CRR II mean, unless otherwise specified, CRR as amended by CRR II, as it forms part of UK law pursuant to the European Union (Withdrawal) Act 2018 and subject to the temporary transitional powers (TTP) available to UK regulators to delay or phase-in on-shoring changes to UK regulatory requirements arising at the end of the transition period until 31 March 2022, as at the applicable reporting date. With effect from 26 June 2021, the Financial Services Act 2021 amended CRR as amended by CRR II in part. The amendments included an extension to the application of CRR II settlement netting to the CRR leverage exposure which was due to expire on 27 June 2021 under CRR II quick fix measures. Throughout the TTP period, the Bank of England (BoE) and PRA will continue to review the UK regulatory framework and the Group disclosures will reflect the amended framework as applicable at the effective reporting date.
On 26 April 2019, a prudential backstop was implemented for qualifying exposures originating after 26 April 2019 that have been non-performing for more than two years. Where minimum coverage requirements for qualifying non-performing exposures are not met, the difference must be deducted from CET1 capital. Different conversion factors are applied for secured and unsecured exposures depending on the length of time the exposures have been non-performing. For 2021, the conversion factor applied to secured non-performing exposures is 0% and for unsecured non-performing exposures is 35% prior to any coverage being applied. For H121 there was no impact to CET1 capital.

On 29 June 2021, the Financial Policy Committee and PRA issued a consultation paper on proposed changes to the UK leverage ratio framework. The consultation states the intention to move to a single UK leverage ratio requirement meaning that the CRR leverage ratio will no longer apply for UK banks from 1 January 2022. Whilst largely upholding the existing framework, some technical changes to the exposure measure have been proposed that will align to the Basel III standards. Minimum requirements for Barclays Bank PLC are expected to apply from 1 January 2023 at the individual level; individual requirements may be replaced with a sub-consolidated measure, subject to permission from the PRA, from 1 January 2023.

Capital ratios[1,2,3]	As at 30.06.21	As at 31.12.20
CET1	13.9%	14.2%
Tier 1 (T1)	17.7%	18.1%
Total regulatory capital	21.2%	21.0%

Capital resources	£m	£m
CET1 capital	24,538	25,227
T1 capital	31,392	32,172
Total regulatory capital	37,571	37,493

Risk weighted assets (RWAs)	176,898	178,156

Leverage ratio[1,4]	£m	£m
CRR leverage ratio	3.6%	3.9%
T1 capital	31,392	32,172
CRR leverage exposure	882,543	826,371
1Capital, RWAs and leverage are calculated applying the transitional arrangements of the CRR as amended by CRR II. This includes IFRS 9 transitional arrangements and the grandfathering of CRR and CRR II non-compliant capital instruments.
2The fully loaded CET1 ratio was 13.5%, with £23.9bn of CET1 capital and £176.4bn of RWAs calculated without applying the transitional arrangements of the CRR as amended by CRR II.
3The Barclays PLC CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays Bank PLC 7.625% Contingent Capital Notes, was 15.1%. For this calculation CET1 capital and RWAs are calculated applying the transitional arrangements under the CRR, including the IFRS 9 transitional arrangements. The benefit of the Financial Services Authority (FSA) October 2012 interpretation of the transitional provisions, relating to the implementation of CRD IV, expired in December 2017.
4Barclays Bank PLC solo-consolidated is not subject to the UK Leverage framework and discloses the CRR Leverage Ratio which had no binding requirement as at 30 June 2021. Had the UK leverage rules been applied, which provides a similar exclusion on qualifying claims on central banks as under CRR II, the 30 June 2021 leverage exposure would have reduced to £789.9bn and the ratio would have increased to 3.9%. The exclusion for qualifying claims on central banks under CRR II is subject to PRA approval for all UK banks and as at 30 June 2021 this approval had not been given.

Barclays Bank PLC	22

Condensed Consolidated Financial Statements

Condensed consolidated income statement (unaudited)

		Half year ended 30.06.21	Half year ended 30.06.20
	Notes[1]	£m	£m
Interest and similar income		2,444	3,173
Interest and similar expense		(921)	(1,502)
Net interest income		1,523	1,671
Fee and commission income		4,070	3,818
Fee and commission expense		(870)	(939)
Net fee and commission income	3	3,200	2,879
Net trading income		3,467	4,225
Net investment expense		(36)	(146)
Other income		35	8
Total income		8,189	8,637
Credit impairment releases/(charges)		288	(2,674)
Net operating income		8,477	5,963

Staff costs		(2,385)	(2,191)
Infrastructure, administration and general expenses		(2,674)	(2,357)
Litigation and conduct		(87)	(19)
Operating expenses		(5,146)	(4,567)

Share of post-tax results of associates and joint ventures		3	1
Profit on disposal of subsidiaries, associates and joint ventures		—	126
Profit before tax		3,334	1,523
Tax charge	4	(611)	(230)
Profit after tax		2,723	1,293

Attributable to:
Equity holders of the parent		2,420	960
Other equity instrument holders		303	333
Profit after tax		2,723	1,293
1For notes to the Financial Statements see pages 29 to 49.

Barclays Bank PLC	23

Condensed Consolidated Financial Statements

Condensed consolidated statement of comprehensive income (unaudited)

		Half year ended 30.06.21	Half year ended 30.06.20
	Notes[1]	£m	£m
Profit after tax		2,723	1,293

Other comprehensive (loss)/income that may be recycled to profit or loss[2]
Currency translation reserve	12	(552)	1,386
Fair value through other comprehensive income reserve	12	(312)	137
Cash flow hedging reserve	12	(823)	1,065
Other		—	(6)
Other comprehensive (loss)/income that may be recycled to profit or loss		(1,687)	2,582

Other comprehensive (loss)/income not recycled to profit or loss
Retirement benefit remeasurements	9	103	645
Own credit	12	(47)	496
Other comprehensive income not recycled to profit or loss		56	1,141

Other comprehensive (loss)/income for the period		(1,631)	3,723

Total comprehensive income for the period		1,092	5,016
1For notes to the Financial Statements see pages 29 to 49.
2Reported net of tax.

Barclays Bank PLC	24

Condensed Consolidated Financial Statements

Condensed consolidated balance sheet (unaudited)
		As at 30.06.21	As at 31.12.20
Assets	Notes[1]	£m	£m
Cash and balances at central banks		163,804	155,902
Cash collateral and settlement balances		108,536	97,616
Loans and advances at amortised cost		133,815	134,267
Reverse repurchase agreements and other similar secured lending		3,048	8,981
Trading portfolio assets		147,144	127,664
Financial assets at fair value through the income statement		191,128	171,761
Derivative financial instruments		256,129	302,693
Financial assets at fair value through other comprehensive income		50,184	51,902
Investments in associates and joint ventures		22	24
Goodwill and intangible assets		1,453	1,154
Property, plant and equipment		1,193	1,537
Current tax assets		500	424
Deferred tax assets	4	2,362	2,552
Retirement benefit assets	9	2,701	1,814
Other assets		2,318	1,440
Total assets		1,064,337	1,059,731

Liabilities
Deposits at amortised cost		249,732	244,696
Cash collateral and settlement balances		100,957	85,549
Repurchase agreements and other similar secured borrowing		11,067	10,443
Debt securities in issue		42,931	29,423
Subordinated liabilities	7	29,045	32,005
Trading portfolio liabilities		56,137	46,139
Financial liabilities designated at fair value		263,920	249,626
Derivative financial instruments		246,983	300,580
Current tax liabilities		586	644
Deferred tax liabilities	4	29	225
Retirement benefit liabilities	9	275	232
Other liabilities		8,028	5,251
Provisions	8	951	1,208
Total liabilities		1,010,641	1,006,021

Equity
Called up share capital and share premium	10	2,348	2,348
Other equity instruments	11	8,621	8,621
Other reserves	12	1,449	3,183
Retained earnings		41,278	39,558
Total equity		53,696	53,710

Total liabilities and equity		1,064,337	1,059,731
1For notes to the Financial Statements see pages 29 to 49.

Barclays Bank PLC	25

Condensed Consolidated Financial Statements

Condensed consolidated statement of changes in equity (unaudited)

	Called up share capital and share premium[1]	Other equity instruments[1]	Other reserves[1]	Retained earnings	Total equity
Half year ended 30.06.21	£m	£m	£m	£m	£m
Balance as at 1 January 2021	2,348	8,621	3,183	39,558	53,710
Profit after tax	—	303	—	2,420	2,723
Currency translation movements	—	—	(552)	—	(552)
Fair value through other comprehensive income reserve	—	—	(312)	—	(312)
Cash flow hedges	—	—	(823)	—	(823)
Retirement benefit remeasurements	—	—	—	103	103
Own credit	—	—	(47)	—	(47)
Total comprehensive income for the period	—	303	(1,734)	2,523	1,092
Other equity instruments coupons paid	—	(303)	—	—	(303)
Equity settled share schemes	—	—	—	255	255
Vesting of Barclays PLC shares under equity settled share schemes	—	—	—	(349)	(349)
Dividends paid- ordinary shares	—	—	—	(694)	(694)
Dividends paid - preference shares	—	—	—	(13)	(13)
Other movements	—	—	—	(2)	(2)
Balance as at 30 June 2021	2,348	8,621	1,449	41,278	53,696

Half year ended 31.12.20
Balance as at 1 July 2020	2,348	8,323	6,319	39,704	56,694
Profit after tax	—	344	—	814	1,158
Currency translation movements	—	—	(2,033)	—	(2,033)
Fair value through other comprehensive income reserve	—	—	246	—	246
Cash flow hedges	—	—	(272)	—	(272)
Retirement benefit remeasurements	—	—	—	(753)	(753)
Own credit	—	—	(1,077)	—	(1,077)
Other	—	—	—	9	9
Total comprehensive income for the period	—	344	(3,136)	70	(2,722)
Issue and exchange of other equity instruments	—	298	—	(53)	245
Other equity instruments coupons paid	—	(344)	—	—	(344)
Equity settled share schemes	—	—	—	(126)	(126)
Vesting of Barclays PLC shares under equity settled share schemes	—	—	—	(11)	(11)
Dividends paid - preference shares				(14)	(14)
Other movements	—	—	—	(12)	(12)
Balance as at 31 December 2020	2,348	8,621	3,183	39,558	53,710
1Details of share capital, other equity instruments and other reserves are shown on pages 40 to 41.

Barclays Bank PLC	26

Condensed Consolidated Financial Statements

Condensed consolidated statement of changes in equity (unaudited)

	Called up share capital and share premium[1]	Other equity instruments[1]	Other reserves[1]	Retained earnings	Total equity
Half year ended 30.06.20	£m	£m	£m	£m	£m
Balance as at 1 January 2020	2,348	8,323	3,235	36,709	50,615
Profit after tax	—	333	—	960	1,293
Currency translation movements	—	—	1,386	—	1,386
Fair value through other comprehensive income reserve	—	—	137	—	137
Cash flow hedges	—	—	1,065	—	1,065
Retirement benefit remeasurements	—	—	—	645	645
Own credit	—	—	496	—	496
Other	—	—	—	(6)	(6)
Total comprehensive income for the period	—	333	3,084	1,599	5,016
Other equity instruments coupon paid	—	(333)	—	—	(333)
Equity settled share schemes	—	—	—	475	475
Vesting of Barclays PLC shares under equity settled share schemes	—	—	—	(289)	(289)
Dividends paid - ordinary shares	—	—	—	(263)	(263)
Dividends paid - preference shares	—	—	—	(28)	(28)
Capital contribution from Barclays PLC	—	—	—	1,500	1,500
Other movements	—	—	—	1	1
Balance as at 30 June 2020	2,348	8,323	6,319	39,704	56,694
1Details of share capital, other equity instruments and other reserves are shown on pages 40 to 41.

Barclays Bank PLC	27

Condensed Consolidated Financial Statements

Condensed consolidated cash flow statement (unaudited)

	Half year ended 30.06.21	Half year ended 30.06.20[1]
	£m	£m
Profit before tax	3,334	1,523
Adjustment for non-cash items[2]	5,001	(35)
Net decrease/(increase) in loans and advances at amortised cost[2]	2,932	(6,581)
Net increase in deposits at amortised cost	5,036	32,357
Net increase in debt securities in issue	13,508	16,960
Changes in other operating assets and liabilities[3]	(8,814)	(6,447)
Corporate income tax paid	(617)	(270)
Net cash from operating activities	20,380	37,507
Net cash from investing activities[2]	(3,112)	(11,201)
Net cash from financing activities	(2,883)	653
Effect of exchange rates on cash and cash equivalents	(5,534)	7,813
Net increase in cash and cash equivalents	8,851	34,772
Cash and cash equivalents at beginning of the period[3]	173,125	139,314
Cash and cash equivalents at end of the period[3]	181,976	174,086

1H120 comparative figures have been restated to make the condensed cash flow statement more relevant following a review of the disclosure and the accounting policies applied that was undertaken in H220. Amendments, which were first applied in the Barclays Bank PLC Annual Report 2020, have been made to the classification of cash collateral reported within cash and cash equivalents and to the presentation of items within net cash flows from operating and investing activities. Footnotes 2 and 3 below quantify the impact of the changes to the respective cash flow categories in H120 and provide further detail.
2Movements in cash and cash equivalents relating to debt securities at amortised cost were previously shown within loans and advances at amortised cost in operating activities. These debt securities holdings are now considered to be part of the investing activity performed by the Barclays Bank Group following a change in accounting policy and have been presented within investing activities in H121. Comparatives have been restated. The effect of this change was to reclassify £4,179m of net cash outflows from operating activities to investing activities in H120.
3Cash and cash equivalents have been restated to exclude cash collateral and settlement balances, with the exception of balances that the Barclays Bank Group holds at central banks related to payment schemes. The effect of this change decreased cash and cash equivalents by £27,974m as at 30 June 2020 and £16,702m as at 31 December 2019. As a result, net cash from operating activities decreased by £11,272m in H120, representing the net increase in the cash collateral and settlement balances line item in this period.

Barclays Bank PLC	28

Financial Statement Notes

1.Basis of preparation
These condensed consolidated interim financial statements for the six months ended 30 June 2021 have been prepared in accordance with the Disclosure and Transparency Rules (DTR) of the UK’s Financial Conduct Authority (FCA) and IAS 34, Interim Financial Reporting, as published by the International Accounting Standards Board (IASB) and adopted by the UK. The condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2020. The annual financial statements for the year ended 31 December 2020 were prepared in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006 and in accordance with International Financial Reporting Standards (IFRS) and interpretations (IFRICs) as issued by the IASB and adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union as well as adopted by the UK. UK adopted IFRS and EU adopted IFRS are currently the same and were the same as at 31 December 2020.
The accounting policies and methods of computation used in these condensed consolidated interim financial statements are the same as those used in the Barclays Bank PLC Annual Report 2020.
1.Going concern
The financial statements are prepared on a going concern basis, as the Directors are satisfied that the Barclays Bank Group and parent company have the resources to continue in business for a period of at least 12 months from approval of the interim financial statements. In making this assessment, the Directors have considered a wide range of information relating to present and future conditions which includes a review of a working capital report (WCR). The WCR is used by the Directors to assess the future performance of the Barclays Bank Group and that is has the resources in place that are required to meet its ongoing regulatory requirements. The WCR includes an assessment of the impact of internally generated stress testing scenarios on the liquidity and capital requirements forecasts. The stress tests used were based upon an assessment of reasonably possible downside economic scenarios that the Barclays Bank Group could experience.

The WCR indicated that the Barclays Bank Group had sufficient capital in place to support its future business requirements and remained above its regulatory minimum requirements in the internal stress scenarios.
2.Other disclosures
The Credit risk disclosures on pages 9 to 19 form part of these interim financial statements.

Barclays Bank PLC	29

Financial Statement Notes
2.Segmental reporting

Analysis of results by business
	Corporate and Investment Bank	Consumer, Cards and Payments	Head Office	Barclays Bank Group
Half year ended 30.06.21	£m	£m	£m	£m
Total income	6,632	1,649	(92)	8,189
Credit impairment releases	260	22	6	288
Net operating income/(expenses)	6,892	1,671	(86)	8,477
Operating expenses	(3,617)	(1,126)	(316)	(5,059)
Litigation and conduct	(2)	(82)	(3)	(87)
Total operating expenses	(3,619)	(1,208)	(319)	(5,146)
Other net income[1]	3	—	—	3
Profit/(loss) before tax	3,276	463	(405)	3,334

As at 30.06.21	£bn	£bn	£bn	£bn
Total assets	991.3	62.7	10.3	1,064.3

	Corporate and Investment Bank	Consumer, Cards and Payments	Head Office	Barclays Bank Group
Half year ended 30.06.20	£m	£m	£m	£m
Total income	6,973	1,742	(78)	8,637
Credit impairment charges	(1,320)	(1,299)	(55)	(2,674)
Net operating income/(expenses)	5,653	443	(133)	5,963
Operating expenses	(3,458)	(1,053)	(37)	(4,548)
Litigation and conduct	(4)	(8)	(7)	(19)
Total operating expenses	(3,462)	(1,061)	(44)	(4,567)
Other net income[1]	12	115	—	127
Profit/(loss) before tax	2,203	(503)	(177)	1,523

As at 31.12.20	£bn	£bn	£bn	£bn
Total assets	990.9	57.8	11.0	1,059.7
1Other net income represents the share of post-tax results of associates and joint ventures and profit (or loss) on disposal of subsidiaries, associates and joint ventures.

Split of income by geographic region[1]
	Half year ended 30.06.21	Half year ended 30.06.20
	£m	£m
United Kingdom	2,698	2,835
Europe	1,213	1,240
Americas	3,676	3,872
Africa and Middle East	20	23
Asia	582	667
Total	8,189	8,637
1The geographical analysis is based on the location of the office where the transactions are recorded.
3.Net fee and commission income
Fee and commission income is disaggregated below and includes a total for fees in scope of IFRS 15, Revenue from Contracts with Customers:

Barclays Bank PLC	30

Financial Statement Notes

	Corporate and Investment Bank	Consumer, Cards and Payments	Head Office	Total
Half year ended 30.06.21	£m	£m	£m	£m
Fee type
Transactional	184	984	—	1,168
Advisory	399	61	—	460
Brokerage and execution	527	26	—	553
Underwriting and syndication	1,715	—	—	1,715
Other	25	76	11	112
Total revenue from contracts with customers	2,850	1,147	11	4,008
Other non-contract fee income	59	3	—	62
Fee and commission income	2,909	1,150	11	4,070
Fee and commission expense	(369)	(496)	(5)	(870)
Net fee and commission income	2,540	654	6	3,200

	Corporate and Investment Bank	Consumer, Cards and Payments	Head Office	Total
Half year ended 30.06.20	£m	£m	£m	£m
Fee type
Transactional	177	968	—	1,145
Advisory	260	46	—	306
Brokerage and execution	654	31	—	685
Underwriting and syndication	1,468	—	—	1,468
Other	35	100	19	154
Total revenue from contracts with customers	2,594	1,145	19	3,758
Other non-contract fee income	57	3	—	60
Fee and commission income	2,651	1,148	19	3,818
Fee and commission expense	(441)	(497)	(1)	(939)
Net fee and commission income	2,210	651	18	2,879
Transactional fees are service charges on deposit accounts, cash management services and transactional processing fees. These include interchange and merchant fee income generated from credit and bank card usage.
Advisory fees are generated from wealth management services and investment banking advisory services related to mergers, acquisitions and financial restructurings.
Brokerage and execution fees are earned for executing client transactions with various exchanges and over-the-counter markets and assisting clients in clearing transactions.
Underwriting and syndication fees are earned for the distribution of client equity or debt securities, and the arrangement and administration of a loan syndication. These include commitment fees to provide loan financing.
4.Tax
The tax charge for H121 was £611m (H120: £230m), representing an effective tax rate of 18.3% (H120: 15.1%). The effective tax rate for H121 includes a benefit recognised as a result of the increase in the UK corporation tax rate and absent this benefit the tax charge would have been £748m and the effective tax rate would have been 22.4%. The H120 effective tax rate included a benefit recognised for re-measurement of the Barclays Bank Group’s UK deferred tax assets as a result of UK corporation tax previously being maintained at a rate of 19%.
In its Budget held in March 2021, the UK Government announced that the UK rate of corporation tax will increase from 19% to 25% from 1 April 2023. This legislative change has been enacted, resulting in the Barclays Bank Group’s UK deferred tax liabilities increasing by £28m with a tax benefit in the income statement of £137m and a tax charge within other comprehensive income of £165m.

Barclays Bank PLC	31

Financial Statement Notes
The UK Government also announced that it will undertake a review of the additional 8% banking surcharge during 2021. The Budget Report issued on 3 March 2021 outlines that “the government will set out how it intends to ensure that the combined rate of tax on banks’ profits does not increase substantially from its current level”. Any subsequent reduction in the banking surcharge arising from the Government’s review would result in the Barclays Bank Group’s UK deferred tax liabilities again being re-measured, the timing of which is uncertain but is expected to occur in H122.
In the USA, the Biden administration published in April 2021 The Made In America Tax Plan, which proposes an increase in the US federal corporate income tax rate. This would result in a re-measurement to increase the Barclays Bank Group’s US deferred tax assets upon enactment, the timing of which is uncertain. In addition, revisions to international elements of the US tax regime are being considered that could affect the Barclays Bank Group’s US tax position in future.
The G7 finance ministers published a communiqué on 5 June 2021which sets out high level political agreement on global tax reform, including the implementation of a global minimum tax rate. The Barclays Bank Group will continue to monitor developments and assess the potential impact of associated future legislative changes.

	As at 30.06.21	As at 31.12.20
Deferred tax assets and liabilities	£m	£m
USA	1,908	2,049
Other territories	454	503
Deferred tax assets	2,362	2,552
Deferred tax liabilities – UK	(29)	(225)

Analysis of deferred tax assets
Temporary differences	1,591	1,841
Tax losses	771	711
Deferred tax assets	2,362	2,552

5.Dividends on ordinary shares

	Half year ended 30.06.21	Half year ended 30.06.20

Dividends paid during the period	£m	£m
Ordinary shares	694	263
Preference shares	13	28
Total	707	291
An interim dividend in respect of the year ended 31 December 2021 of £100m will be paid on 2 August 2021.

Barclays Bank PLC	32

Financial Statement Notes
6. Fair value of financial instruments
This section should be read in conjunction with Note 16, Fair value of financial instruments of the Barclays Bank PLC Annual Report 2020, which provides more detail about accounting policies adopted, valuation methodologies used in calculating fair value and the valuation control framework which governs oversight of valuations. There have been no changes in the accounting policies adopted or the valuation methodologies used.
Valuation
The following table shows the Barclays Bank Group’s assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and balance sheet classification:

	Valuation technique using
	Quoted market prices	Observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total
As at 30.06.21	£m	£m	£m	£m
Trading portfolio assets	73,307	71,285	2,552	147,144
Financial assets at fair value through the income statement	1,089	186,032	4,007	191,128
Derivative financial instruments	11,643	240,830	3,656	256,129
Financial assets at fair value through other comprehensive income	14,495	35,646	43	50,184
Investment property	—	—	8	8
Total assets	100,534	533,793	10,266	644,593

Trading portfolio liabilities	(30,063)	(26,057)	(17)	(56,137)
Financial liabilities designated at fair value	(142)	(263,482)	(296)	(263,920)
Derivative financial instruments	(11,227)	(230,157)	(5,599)	(246,983)
Total liabilities	(41,432)	(519,696)	(5,912)	(567,040)

As at 31.12.20
Trading portfolio assets	60,619	65,182	1,863	127,664
Financial assets at fair value through the income statement	4,439	162,930	4,392	171,761
Derivative financial instruments	9,154	289,071	4,468	302,693
Financial assets at fair value through other comprehensive income	12,150	39,599	153	51,902
Investment property	—	—	10	10
Total assets	86,362	556,782	10,886	654,030

Trading portfolio liabilities	(23,331)	(22,780)	(28)	(46,139)
Financial liabilities designated at fair value	(159)	(249,126)	(341)	(249,626)
Derivative financial instruments	(8,762)	(285,579)	(6,239)	(300,580)
Total liabilities	(32,252)	(557,485)	(6,608)	(596,345)
The following table shows the Barclays Bank Group’s Level 3 assets and liabilities that are held at fair value disaggregated by product type:

Barclays Bank PLC	33

Financial Statement Notes

	As at 30.06.21		As at 31.12.20
	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m
Interest rate derivatives	916	(1,269)	1,613	(1,615)
Foreign exchange derivatives	151	(129)	144	(143)
Credit derivatives	100	(364)	196	(351)
Equity derivatives	2,489	(3,837)	2,497	(4,112)
Commodity derivatives	—	—	18	(18)
Corporate debt	981	(38)	698	(3)
Reverse repurchase and repurchase agreements	—	(161)	—	(174)
Non-asset backed loans	3,467	—	3,093	—
Asset backed securities	562	—	767	(24)
Equity cash products	401	—	542	—
Private equity investments	98	—	84	—
Other[1]	1,101	(114)	1,234	(168)
Total	10,266	(5,912)	10,886	(6,608)
1Other includes commercial real estate loans, fund and fund-linked products, asset backed loans, issued debt, commercial paper, government sponsored debt and investment property.
Assets and liabilities reclassified between Level 1 and Level 2
During the period there were no material transfers between Level 1 and Level 2 (period ended December 2020: no material transfers between Level 1 and Level 2).
Level 3 movement analysis
The following table summarises the movements in the balances of Level 3 assets and liabilities during the period. The table shows gains and losses and includes amounts for all financial assets and liabilities that are held at fair value transferred to and from Level 3 during the period. Transfers have been reflected as if they had taken place at the beginning of the period.
Asset and liability moves between Level 2 and Level 3 are primarily due to i) an increase or decrease in observable market activity related to an input or ii) a change in the significance of the unobservable input, with assets and liabilities classified as Level 3 if an unobservable input is deemed significant.

Barclays Bank PLC	34

Financial Statement Notes

Level 3 movement analysis
		Purchases	Sales	Issues	Settle- ments	Total gains and losses in the period recognised in the income statement		Total gains or losses recognised in OCI	Transfers		As at 30.06.21
	As at 01.01.21					Trading income	Other income		In	Out
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporate debt	151	305	(87)	—	—	25	—	—	40	(11)	423
Non-asset backed loans	709	620	(131)	—	(84)	13	—	—	124	(106)	1,145
Asset backed securities	686	112	(294)	—	—	(10)	—	—	43	(48)	489
Equity cash products	214	13	(17)	—	—	32	—	—	29	(9)	262
Other	103	21	—	—	(51)	(1)	—	—	162	(1)	233
Trading portfolio assets	1,863	1,071	(529)	—	(135)	59	—	—	398	(175)	2,552

Non-asset backed loans	2,280	696	(299)	—	(388)	10	—	—	69	(47)	2,321
Equity cash products	320	166	(194)	—	—	(171)	18	—	—	—	139
Private equity investments	88	22	(7)	—	(7)	(1)	3	—	—	—	98
Other	1,704	2,296	(2,389)	—	(160)	(19)	1	—	16	—	1,449
Financial assets at fair value through the income statement	4,392	3,180	(2,889)	—	(555)	(181)	22	—	85	(47)	4,007

Non-asset backed loans	106	—	—	—	—	—	—	—	—	(106)	—
Asset backed securities	47	—	—	—	(5)	—	—	1	—	—	43
Financial assets at fair value through other comprehensive income	153	—	—	—	(5)	—	—	1	—	(106)	43

Investment property	10	—	(2)	—	—	—	—	—	—	—	8

Trading portfolio liabilities	(28)	(3)	14	—	—	(7)	—	—	—	7	(17)

Financial liabilities designated at fair value	(341)	—	—	—	98	7	—	—	(78)	18	(296)

Interest rate derivatives	(2)	9	—	—	33	(121)	4	—	21	(296)	(352)
Foreign exchange derivatives	1	—	—	—	58	(6)	—	—	3	(34)	22
Credit derivatives	(155)	(118)	2	—	(5)	12	(1)	—	1	(1)	(265)
Equity derivatives	(1,615)	(315)	(1)	—	(32)	(221)	—	—	28	808	(1,348)
Net derivative financial instruments[1]	(1,771)	(424)	1	—	54	(336)	3	—	53	477	(1,943)

Total	4,278	3,824	(3,405)	—	(543)	(458)	25	1	458	174	4,354
1Derivative financial instruments are represented on a net basis. On a gross basis, derivative financial assets were £3,656m and derivative financial liabilities were £5,599m.

Barclays Bank PLC	35

Financial Statement Notes

Level 3 movement analysis
						Total gains and losses in the period recognised in the income statement		Total gains or losses recognised in OCI	Transfers		As at 30.06.20
	As at 01.01.20	Purchases	Sales	Issues	Settle-ments	Trading income	Other income		In	Out
	£m	£m	£m	£m	£m	£m	£m		£m	£m	£m
Corporate debt	120	25	—	—	—	(26)	—	—	4	(17)	106
Non-asset backed loans	974	1,927	(740)	—	(4)	(111)	—	—	97	(320)	1,823
Asset backed securities	656	249	(224)	—	(76)	(12)	—	—	41	(11)	623
Equity cash products	392	2	(4)	—	—	(67)	—	—	28	(4)	347
Other	122	47	—	—	—	2	—	—	8	—	179
Trading portfolio assets	2,264	2,250	(968)	—	(80)	(214)	—	—	178	(352)	3,078

Non-asset backed loans	1,964	1,050	(270)	—	(112)	110	—	—	—	—	2,742
Equity cash products	835	14	—	—	—	(22)	(29)	—	—	—	798
Private equity investments	113	1	(2)	—	—	2	4	—	20	(12)	126
Other	1,250	1,865	(2,017)	—	(13)	(8)	55	—	24	—	1,156
Financial assets at fair value through the income statement	4,162	2,930	(2,289)	—	(125)	82	30	—	44	(12)	4,822

Non-asset backed loans	343	79	—	—	(157)	—	—	(3)	—	—	262
Asset backed securities	86	—	(1)	—	—	1	—	(1)	—	—	85
Financial assets at fair value through other comprehensive income	429	79	(1)	—	(157)	1	—	(4)	—	—	347

Investment property	13	—	(1)	—	—	—	(2)	—	2	(2)	10

Trading portfolio liabilities	—	—	—	—	—	—	—	—	—	—	—

Financial liabilities designated at fair value	(343)	—	—	(3)	—	(12)	(1)	—	(22)	26	(355)

Interest rate derivatives	(206)	17	—	—	10	268	1	—	300	(10)	380
Foreign exchange derivatives	(7)	—	—	—	(12)	89	—	—	5	(8)	67
Credit derivatives	198	(258)	11	—	(376)	151	1	—	2	8	(263)
Equity derivatives	(820)	(447)	(1)	—	17	(90)	—	—	(5)	(23)	(1,369)
Net derivative financial instruments[1]	(835)	(688)	10	—	(361)	418	2	—	302	(33)	(1,185)

Total	5,690	4,571	(3,249)	(3)	(723)	275	29	(4)	504	(373)	6,717
1Derivative financial instruments are presented on a net basis. On a gross basis, derivative financial assets were £7,747m and derivative financial liabilities were £8,932m.
Unrealised gains and losses on Level 3 financial assets and liabilities
The following table discloses the unrealised gains and losses recognised in the period arising on Level 3 financial assets and liabilities held at the period end.

Barclays Bank PLC	36

Financial Statement Notes

	Half year ended 30.06.21				Half year ended 30.06.20
	Income statement		Other compre-hensive income	Total	Income statement		Other compre-hensive income	Total
	Trading income	Other income			Trading income	Other income
	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	35	—	—	35	(177)	—	—	(177)
Financial assets at fair value through the income statement	(67)	35	—	(32)	126	(24)	—	102
Financial assets at fair value through other comprehensive income	—	—	—	—	—	—	(2)	(2)
Investment properties	—	—	—	—	—	(2)	—	(2)
Trading portfolio liabilities	(6)	—	—	(6)	—	—	—	—
Financial liabilities designated at fair value	7	—	—	7	(16)	(1)	—	(17)
Net derivative financial instruments	(367)	—	—	(367)	248	—	—	248
Total	(398)	35	—	(363)	181	(27)	(2)	152
Valuation techniques and sensitivity analysis
Sensitivity analysis is performed on products with significant unobservable inputs (Level 3) to generate a range of reasonably possible alternative valuations. The sensitivity methodologies applied take account of the nature of valuation techniques used, as well as the availability and reliability of observable proxy and historical data and the impact of using alternative models.

Sensitivity analysis of valuations using unobservable inputs
	As at 30.06.21				As at 31.12.20
	Favourable changes		Unfavourable changes		Favourable changes		Unfavourable changes
	Income statement	Equity	Income Statement	Equity	Income statement	Equity	Income Statement	Equity
	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate derivatives	52	—	(83)	—	82	—	(123)	—
Foreign exchange derivatives	6	—	(10)	—	6	—	(11)	—
Credit derivatives	53	—	(44)	—	55	—	(44)	—
Equity derivatives	185	—	(193)	—	174	—	(179)	—
Commodity derivatives	2	—	(2)	—	2	—	(2)	—
Corporate debt	22	—	(16)	—	16	—	(14)	—
Non-asset backed loans	129	—	(172)	—	104	3	(190)	(3)
Equity cash products	122	—	(111)	—	158	—	(141)	—
Private equity investments	17	—	(18)	—	15	—	(15)	—
Other[1]	18	—	(18)	—	21	—	(21)	—
Total	606	—	(667)	—	633	3	(740)	(3)
1Other includes commercial real estate loans, fund and fund-linked products, asset backed loans, issued debt, commercial paper, government sponsored debt and investment property.
The effect of stressing unobservable inputs to a range of reasonably possible alternatives, alongside considering the impact of using alternative models, would be to increase fair values by up to £606m (December 2020: £636m) or to decrease fair values by up to £667m (December 2020: £743m) with substantially all the potential effect impacting profit and loss rather than reserves.
Significant unobservable inputs
The valuation techniques and significant unobservable inputs for assets and liabilities recognised at fair value and classified as Level 3 are consistent with those described within Note 16, Fair value of financial instruments in the Barclays Bank PLC Annual Report 2020.
Fair value adjustments
Key balance sheet valuation adjustments are quantified below:

Barclays Bank PLC	37

Financial Statement Notes

	As at 30.06.21	As at 31.12.20
	£m	£m
Exit price adjustments derived from market bid-offer spreads	(492)	(483)
Uncollateralised derivative funding	(80)	(115)
Derivative credit valuation adjustments	(210)	(268)
Derivative debit valuation adjustments	91	113
•Exit price adjustments derived from market bid-offer spreads increased by £9m to £492m.
•Uncollateralised derivative funding decreased by £35m to £80m as a result of tightening input funding spreads.
•Derivative credit valuation adjustments decreased by £58m to £210m as a result of tightening input counterparty credit spreads.
•Derivative debit valuation adjustments decreased by £22m to £91m as a result of tightening input Barclays Bank PLC credit spreads.
Portfolio exemption
The Barclays Bank Group uses the portfolio exemption in IFRS 13, Fair Value Measurement to measure the fair value of groups of financial assets and liabilities. Instruments are measured using the price that would be received to sell a net long position (i.e. an asset) for a particular risk exposure or to transfer a net short position (i.e. a liability) for a particular risk exposure in an orderly transaction between market participants at the balance sheet date under current market conditions. Accordingly, the Barclays Bank Group measures the fair value of the group of financial assets and liabilities consistently with how market participants would price the net risk exposure at the measurement date.
Unrecognised gains as a result of the use of valuation models using unobservable inputs
The amount that has yet to be recognised in income that relates to the difference between the transaction price (the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition, less amounts subsequently recognised, is £114m (December 2020: £103m) for financial instruments measured at fair value and £29m (December 2020: £30m) for financial instruments carried at amortised cost. There are additions of £32m (December 2020: £26m) and amortisation and releases of £21m (December 2020: £23m) for financial instruments measured at fair value and amortisation and releases of £1m (December 2020: £2m) offset by additions of £nil (December 2020: £1m) for financial instruments carried at amortised cost.
Third party credit enhancements
Structured and brokered certificates of deposit issued by the Barclays Bank Group are insured up to $250,000 per depositor by the Federal Deposit Insurance Corporation (FDIC) in the United States. The FDIC is funded by premiums that the Barclays Bank Group and other banks pay for deposit insurance coverage. The carrying value of these issued certificates of deposit that are designated under the IFRS 9 fair value option includes this third party credit enhancement. The on-balance sheet value of these brokered certificates of deposit amounted to £1,241m (December 2020: £1,494m).
Comparison of carrying amounts and fair values for assets and liabilities not held at fair value
Valuation methodologies employed in calculating the fair value of financial assets and liabilities measured at amortised cost are consistent with those described within Note 16, Fair value of financial instruments in the Barclays Bank PLC Annual Report 2020.
The following table summarises the fair value of financial assets and liabilities measured at amortised cost on the Barclays Bank Group’s balance sheet:

	As at 30.06.21		As at 31.12.20
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets	£m	£m	£m	£m
Loans and advances at amortised cost	133,815	134,228	134,267	134,537
Reverse repurchase agreements and other similar secured lending	3,048	3,048	8,981	8,981

Financial liabilities
Deposits at amortised cost	(249,732)	(249,757)	(244,696)	(244,738)
Repurchase agreements and other similar secured borrowing	(11,067)	(11,067)	(10,443)	(10,443)
Debt securities in issue	(42,931)	(42,925)	(29,423)	(29,486)
Subordinated liabilities	(29,045)	(30,515)	(32,005)	(33,356)

Barclays Bank PLC	38

Financial Statement Notes
7.Subordinated liabilities

	Half year ended 30.06.21	Year ended 31.12.20
	£m	£m
Opening balance	32,005	33,425
Issuances	5,075	3,856
Redemptions	(6,599)	(5,954)
Other	(1,436)	678
Closing balance	29,045	32,005
Issuances of £5,075m comprise £4,920m of intra-group loans from Barclays PLC and £82m ZAR Floating Rate Notes and £73m USD Floating Rate Notes issued externally by Barclays Bank PLC subsidiaries.
Redemptions of £6,599m comprise £2,065m of intra-group loans from Barclays PLC and £4,534m of externally issued notes comprising £1,961m GBP 10% Fixed Rate Subordinated Notes, £1,339m EUR 6% Fixed Rate Subordinated Notes, £1,075m USD 10.179% Fixed Rate Subordinated Notes and £86m EUR Subordinated Floating Rate Notes issued by Barclays Bank PLC and £73m USD Floating Rate Notes issued by a Barclays Bank PLC subsidiary.
Other movements predominantly comprise foreign exchange movements and fair value hedge adjustments.
8.Provisions

	As at 30.06.21	As at 31.12.20
	£m	£m
Customer redress	51	44
Legal, competition and regulatory matters	207	222
Redundancy and restructuring	22	44
Undrawn contractually committed facilities and guarantees	572	769
Onerous contracts	4	6
Sundry provisions	95	123
Total	951	1,208
9.Retirement benefits
As at 30 June 2021, the Barclays Bank Group’s IAS 19 pension surplus across all schemes was £2.4bn (December 2020: £1.6bn). The UK Retirement Fund (UKRF), which is the Group’s main scheme, had an IAS 19 pension surplus of £2.6bn (December 2020: £1.8bn). The movement in the surplus for the UKRF was driven by payment of deficit reduction contributions, and an increase in the discount rate, partially offset by higher than expected long-term price inflation.
UKRF funding valuations
The latest annual update as at 30 September 2020 showed the funding deficit had improved to £0.9bn from the £2.3bn shown at the 30 September 2019 triennial valuation. The improvement was mainly due to £1.0bn of deficit reduction contributions paid over the year. The deficit recovery plan agreed at the last triennial valuation requires deficit reduction contributions from Barclays Bank PLC of £700m in 2021, £294m in 2022 and £286m in 2023. The deficit reduction contributions are in addition to the regular contributions to meet the Group’s share of the cost of benefits accruing over each year. £350m of the 2021 deficit reduction contributions were paid in April 2021, with the remaining £350m for 2021 due in September 2021. The next triennial actuarial valuation of the UKRF is due to be completed in 2023 with an effective date of 30 September 2022.
10.Called up share capital
Ordinary shares

Barclays Bank PLC	39

Financial Statement Notes
As at 30 June 2021 the issued ordinary share capital of Barclays Bank PLC comprised 2,342m (December 2020: 2,342m) ordinary shares of £1 each.
Preference shares
As at 30 June 2021 the issued preference share capital of Barclays Bank PLC of £6m (December 2020: £6m) comprised 1,000 Sterling Preference Shares of £1.00 each (December 2020: 1,000); 31,856 Euro Preference Shares of €100 each (December 2020: 31,856); and 58,133 US Dollar Preference shares of $100 each (December 2020: 58,133).
There were no issuances or redemptions of ordinary or preference shares in the six months to 30 June 2021.
11.Other equity instruments
Other equity instruments of £8,621m (December 2020: £8,621m) are AT1 securities issued to Barclays PLC. Barclays PLC uses funds from market issuances to purchase AT1 securities from Barclays Bank PLC. There have been no issuances or redemptions in the period.
The AT1 securities are perpetual securities with no fixed maturity and are structured to qualify as AT1 instruments under prevailing capital rules applicable as at the relevant issue date. AT1 securities are undated and are redeemable, at the option of Barclays Bank PLC, in whole on (i) the initial call date, or on any fifth anniversary after the initial call date or (ii) any day falling in a named period ending on the initial reset date, or on any fifth anniversary after the initial reset date. In addition, the AT1 securities are redeemable, at the option of Barclays Bank PLC, in whole in the event of certain changes in the tax or regulatory treatment of the securities. Any redemptions require the prior consent of the PRA.
12.Other reserves

	As at 30.06.21	As at 31.12.20
	£m	£m
Currency translation reserve	2,184	2,736
Fair value through other comprehensive income reserve	(68)	244
Cash flow hedging reserve	358	1,181
Own credit reserve	(1,001)	(954)
Other reserves	(24)	(24)
Total	1,449	3,183
Currency translation reserve
The currency translation reserve represents the cumulative gains and losses on the retranslation of the Barclays Bank Group’s net investment in foreign operations, net of the effects of hedging.
As at 30 June 2021, there was a credit balance of £2,184m (December 2020: £2,736m credit) in the currency translation reserve. The £552m debit movement principally reflects the strengthening of GBP against USD and EUR during the period.
Fair value through other comprehensive income reserve
The fair value through other comprehensive income reserve represents the unrealised change in the fair value through other comprehensive income investments since initial recognition.
As at 30 June 2021, there was a debit balance of £68m (December 2020: £244m credit) in the fair value through other comprehensive income reserve. The loss of £312m is principally driven by a £303m loss from the decrease in fair value of bonds due to increasing bond yields and £151m of net gains transferred to the income statement along with impairment release of £5m, which was partially offset by a tax credit of £147m.
Cash flow hedging reserve
The cash flow hedging reserve represents the cumulative gains and losses on effective cash flow hedging instruments that will be recycled to the income statement when the hedged transactions affect profit or loss.
As at 30 June 2021, there was a credit balance of £358m (December 2020: £1,181m credit) in the cash flow hedging reserve. The decrease of £823m principally reflects a £931m decrease in the fair value of interest rate swaps held for hedging purpose as major interest rate forward curves increased and £143m of gains transferred to the income statement. This is partially offset by a tax credit of £256m.

Barclays Bank PLC	40

Financial Statement Notes
Own credit reserve
The own credit reserve reflects the cumulative own credit gains and losses on financial liabilities at fair value. Amounts in the own credit reserve are not recycled to profit or loss in future periods.
As at 30 June 2021, there was a debit balance of £1,001m (December 2020: £954m debit) in the own credit reserve. The movement of £47m principally reflects a £266m loss from the tightening of EF spreads. This is partially offset by other activity of £100m and a tax credit of £115m.
Other reserves
As at 30 June 2021, there was a debit balance of £24m (December 2020: £24m debit) in other reserves relating to redeemed ordinary and preference shares issued by Barclays Bank Group.
13.Contingent liabilities and commitments

	As at 30.06.21	As at 31.12.20
Contingent liabilities	£m	£m
Guarantees and letters of credit pledged as collateral security	13,805	15,138
Performance guarantees, acceptances and endorsements	6,601	5,794
Total	20,406	20,932

Commitments
Documentary credits and other short-term trade related transactions	1,017	1,086
Standby facilities, credit lines and other commitments	282,742	263,936
Total	283,759	265,022
In addition to the above, Note 14, Legal, competition and regulatory matters details out further contingent liabilities where it is not practicable to disclose an estimate of the potential financial effect on the Barclays Bank Group.
14.Legal, competition and regulatory matters
The Barclays Bank Group faces legal, competition and regulatory challenges, many of which are beyond our control. The extent of the impact of these matters cannot always be predicted but may materially impact our operations, financial results, condition and prospects. Matters arising from a set of similar circumstances can give rise to either a contingent liability or a provision, or both, depending on the relevant facts and circumstances.
The recognition of provisions in relation to such matters involves critical accounting estimates and judgments in accordance with the relevant accounting policies applicable to Note 8, Provisions. We have not disclosed an estimate of the potential financial impact or effect on the Barclays Bank Group of contingent liabilities where it is not currently practicable to do so. Various matters detailed in this note seek damages of an unspecified amount. While certain matters specify the damages claimed, such claimed amounts do not necessarily reflect the Barclays Bank Group’s potential financial exposure in respect of those matters.
Investigations into certain advisory services agreements and related civil action
FCA proceedings
In 2008, Barclays Bank PLC and Qatar Holdings LLC entered into two advisory service agreements (the Agreements). The Financial Conduct Authority (FCA) conducted an investigation into whether the Agreements may have related to Barclays PLC’s capital raisings in June and November 2008 (the Capital Raisings) and therefore should have been disclosed in the announcements or public documents relating to the Capital Raisings. In 2013, the FCA issued warning notices (the Notices) finding that Barclays PLC and Barclays Bank PLC acted recklessly and in breach of certain disclosure-related listing rules, and that Barclays PLC was also in breach of Listing Principle 3. The financial penalty provided in the Notices is £50m. Barclays PLC and Barclays Bank PLC continue to contest the findings. Following the conclusion of the Serious Fraud Office (SFO) proceedings against certain former Barclays executives resulting in their acquittals, the FCA proceedings, which were stayed, have resumed.
Civil action
In 2021, the High Court of Justice (High Court) dismissed a claim brought by PCP Capital Partners LLP and PCP International Finance Limited (PCP) against Barclays Bank PLC for fraudulent misrepresentation and deceit arising from certain statements made by Barclays Bank PLC to PCP relating to the November 2008 capital raising. PCP’s application to appeal the High Court’s decision has also been refused which concludes these proceedings.

Barclays Bank PLC	41

Financial Statement Notes

Investigations into LIBOR and other benchmarks and related civil actions
Regulators and law enforcement agencies, including certain competition authorities, from a number of governments have conducted investigations relating to Barclays Bank PLC’s involvement in allegedly manipulating certain financial benchmarks, such as LIBOR. The SFO closed its investigation with no action to be taken against the Barclays Group. Various individuals and corporates in a range of jurisdictions have threatened or brought civil actions against the Barclays Group and other banks in relation to the alleged manipulation of LIBOR and/or other benchmarks.
USD LIBOR civil actions
The majority of the USD LIBOR cases, which have been filed in various US jurisdictions, have been consolidated for pre-trial purposes in the US District Court in the Southern District of New York (SDNY). The complaints are substantially similar and allege, among other things, that Barclays PLC, Barclays Bank PLC, Barclays Capital Inc. (BCI) and other financial institutions individually and collectively violated provisions of the US Sherman Antitrust Act (Antitrust Act), the US Commodity Exchange Act (CEA), the US Racketeer Influenced and Corrupt Organizations Act (RICO), the Securities Exchange Act of 1934 and various state laws by manipulating USD LIBOR rates.
Putative class actions and individual actions seek unspecified damages with the exception of three lawsuits, in which the plaintiffs are seeking a combined total of approximately $100m in actual damages and additional punitive damages against all defendants, including Barclays Bank PLC. Some of the lawsuits also seek trebling of damages under the Antitrust Act and RICO. Barclays Bank PLC has previously settled certain claims. Two class action settlements where Barclays Bank PLC has respectively paid $7.1m and $20m have received final court approval. Barclays Bank PLC also settled a further matter for $7.5m, paid in June 2021.
Sterling LIBOR civil actions
In 2016, two putative class actions filed in the SDNY against Barclays Bank PLC, BCI and other Sterling LIBOR panel banks alleging, among other things, that the defendants manipulated the Sterling LIBOR rate in violation of the Antitrust Act, CEA and RICO, were consolidated. The defendants’ motion to dismiss the claims was granted in 2018. The plaintiffs have appealed the dismissal.
Japanese Yen LIBOR civil actions
In 2012, a putative class action was filed in the SDNY against Barclays Bank PLC and other Japanese Yen LIBOR panel banks by a lead plaintiff involved in exchange-traded derivatives and members of the Japanese Bankers Association’s Euroyen Tokyo Interbank Offered Rate (Euroyen TIBOR) panel. The complaint alleges, among other things, manipulation of the Euroyen TIBOR and Yen LIBOR rates and breaches of the CEA and the Antitrust Act. In 2014, the court dismissed the plaintiff’s antitrust claims, and, in 2020, the court dismissed the plaintiff’s remaining CEA claims. The plaintiff has appealed the lower court’s dismissal of such claims.
In 2015, a second putative class action, making similar allegations to the above class action, was filed in the SDNY against Barclays PLC, Barclays Bank PLC and BCI. The plaintiffs filed an amended complaint in 2020, and the defendants have filed a motion to dismiss.
SIBOR/SOR civil action
In 2016, a putative class action was filed in the SDNY against Barclays PLC, Barclays Bank PLC, BCI and other defendants, alleging manipulation of the Singapore Interbank Offered Rate (SIBOR) and Singapore Swap Offer Rate (SOR). In 2018, the court dismissed all claims against Barclays PLC, Barclays Bank PLC and BCI. The plaintiffs’ appeal of the dismissal of their claims was granted in March 2021 and the matter has been remanded to the lower court for further proceedings.
ICE LIBOR civil actions
In 2019, several putative class actions were filed in the SDNY against a panel of banks, including Barclays PLC, Barclays Bank PLC, BCI, other financial institution defendants and Intercontinental Exchange Inc. and certain of its affiliates (ICE), asserting antitrust claims that defendants manipulated USD LIBOR through defendants’ submissions to ICE. These actions have been consolidated. The defendants’ motion to dismiss was granted in 2020. The plaintiffs have appealed the dismissal.
In August 2020, an ICE LIBOR-related action was filed by a group of individual plaintiffs in the US District Court for the Northern District of California on behalf of individual borrowers and consumers of loans and credit cards with variable interest rates linked to USD ICE LIBOR. Plaintiffs have filed motions seeking, among other things, preliminary and permanent injunctions to enjoin the defendants from continuing to set LIBOR or enforce any financial instrument that relies in whole or in part on USD LIBOR.
Non-US benchmarks civil actions
Legal proceedings (which include the claims referred to below in ‘Local authority civil actions concerning LIBOR’) have been brought or threatened against Barclays Bank PLC (and, in certain cases, Barclays Bank UK PLC) in the UK in

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Financial Statement Notes
connection with alleged manipulation of LIBOR, EURIBOR and other benchmarks. Proceedings have also been brought in a number of other jurisdictions in Europe and Israel. Additional proceedings in other jurisdictions may be brought in the future.
Credit Default Swap civil action
In July 2021, the New Mexico Attorney General, on behalf of the New Mexico State Investment Council, filed an antitrust class action in the US District Court for the District of New Mexico against Barclays PLC, Barclays Bank PLC, BCI and other financial institutions. The plaintiff alleges that the defendants conspired to manipulate the benchmark price used to value Credit Default Swap (CDS) contracts at settlement (i.e. the CDS final auction price). The plaintiff alleges violations of the Antitrust Act and the CEA, and unjust enrichment under state law.
Foreign Exchange investigations and related civil actions
In 2015, the Barclays Group reached settlements totalling approximately $2.38bn with various US federal and state authorities and the FCA in relation to investigations into certain sales and trading practices in the Foreign Exchange market. The Barclays Group continues to provide relevant information to certain authorities.
The European Commission is one of a number of authorities still conducting an investigation into certain trading practices in Foreign Exchange markets. The European Commission announced two settlements in May 2019 and the Barclays Group paid penalties totalling approximately €210m. In June 2019, the Swiss Competition Commission announced two settlements and the Barclays Group paid penalties totalling approximately CHF 27m. The financial impact of the ongoing matters is not expected to be material to the Barclays Bank Group’s operating results, cash flows or financial position.
Various individuals and corporates in a range of jurisdictions have threatened or brought civil actions against the Barclays Group and other banks in relation to alleged manipulation of Foreign Exchange markets.
FX opt out civil action
In 2018, Barclays Bank PLC and BCI settled a consolidated action filed in the SDNY, alleging manipulation of Foreign Exchange markets (Consolidated FX Action), for a total amount of $384m. Also in 2018, a group of plaintiffs who opted out of the Consolidated FX Action filed a complaint in the SDNY against Barclays PLC, Barclays Bank PLC, BCI and other defendants. Some of the plaintiff’s claims were dismissed in 2020.
Retail basis civil action
In 2015, a putative class action was filed against several international banks, including Barclays PLC and BCI, on behalf of a proposed class of individuals who exchanged currencies on a retail basis at bank branches (Retail Basis Claims). The SDNY has ruled that the Retail Basis Claims are not covered by the settlement agreement in the Consolidated FX Action. The Court subsequently dismissed all Retail Basis Claims against the Barclays Group and all other defendants. The plaintiffs have filed an amended complaint.
Non-US FX civil actions
Legal proceedings have been brought or are threatened against Barclays PLC, Barclays Bank PLC, BCI and Barclays Execution Services Limited (BX) in connection with alleged manipulation of Foreign Exchange in the UK, a number of other jurisdictions in Europe, Israel and Australia and additional proceedings may be brought in the future.
These include two purported class actions filed against Barclays PLC, Barclays Bank PLC, BX, BCI and other financial institutions in the UK Competition Appeal Tribunal in 2019 following the settlements with the European Commission described above. Also in 2019, a separate claim was filed in the UK in the High Court by various banks and asset management firms against Barclays Bank PLC and other financial institutions alleging breaches of European and UK competition laws related to FX trading.
Metals investigations and related civil actions
Barclays Bank PLC previously provided information to the US Department of Justice (DoJ), the US Commodity Futures Trading Commission and other authorities in connection with investigations into metals and metals-based financial instruments.
A number of US civil complaints, each on behalf of a proposed class of plaintiffs, have been consolidated and transferred to the SDNY. The complaints allege that Barclays Bank PLC and other members of The London Gold Market Fixing Ltd. manipulated the prices of gold and gold derivative contracts in violation of the Antitrust Act and other federal laws. This consolidated putative class action remains pending. A separate US civil complaint by a proposed class of plaintiffs against a number of banks, including Barclays Bank PLC, BCI and BX, alleging manipulation of the price of silver in violation of the CEA, the Antitrust Act and state antitrust and consumer protection laws, has been dismissed as against the Barclays entities. The plaintiffs have the option to seek the court’s permission to appeal.
Civil actions have also been filed in Canadian courts against Barclays PLC, Barclays Bank PLC, Barclays Capital Canada Inc. and BCI on behalf of proposed classes of plaintiffs alleging manipulation of gold and silver prices.

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Financial Statement Notes
US residential mortgage related civil actions
There are various pending civil actions relating to US Residential Mortgage-Backed Securities (RMBS), including four actions arising from unresolved repurchase requests submitted by Trustees for certain RMBS, alleging breaches of various loan-level representations and warranties (R&Ws) made by Barclays Bank PLC and/or a subsidiary acquired in 2007. The unresolved repurchase requests had an original principal balance of approximately $2.1bn. The Trustees have also alleged that the relevant R&Ws may have been breached with respect to a greater (but unspecified) amount of loans than previously stated in the unresolved repurchase requests.
These repurchase actions are ongoing. In one repurchase action, the New York Court of Appeals held that claims related to certain R&Ws are time-barred. Barclays Bank PLC has reached a settlement to resolve two of the repurchase actions, which is subject to final court approval. The financial impact of the settlement is not expected to be material to the Barclays Bank Group’s operating results, cash flows or financial position. The remaining two repurchase actions are pending.
In 2020, a civil litigation claim was filed in the New Mexico First Judicial District Court by the State of New Mexico against six banks, including BCI, on behalf of two New Mexico state pension funds and the New Mexico State Investment Council relating to legacy RMBS purchases. As to BCI, the complaint alleges that the funds purchased approximately $22m in RMBS underwritten by BCI. The plaintiffs have asserted claims under New Mexico state law, which provides for the ability to claim treble damages and civil penalties.
Government and agency securities civil actions and related matters
Certain governmental authorities have conducted investigations into activities relating to the trading of certain government and agency securities in various markets. The Barclays Group provided information in cooperation with such investigations. Civil actions have also been filed on the basis of similar allegations, as described below.
Treasury auction securities civil actions
Consolidated putative class action complaints filed in US federal court against Barclays Bank PLC, BCI and other financial institutions under the Antitrust Act and state common law allege that the defendants (i) conspired to manipulate the US Treasury securities market and/or (ii) conspired to prevent the creation of certain platforms by boycotting or threatening to boycott such trading platforms. The court dismissed the consolidated action in March 2021. The plaintiffs have filed an amended complaint, which the defendants have moved to dismiss.
In addition, certain plaintiffs have filed a related, direct action against BCI and certain other financial institutions, alleging that defendants conspired to fix and manipulate the US Treasury securities market in violation of the Antitrust Act, the CEA and state common law.
Supranational, Sovereign and Agency bonds civil actions
Civil antitrust actions have been filed in the SDNY and Federal Court of Canada in Toronto against Barclays Bank PLC, BCI, BX, Barclays Capital Securities Limited and, with respect to the civil action filed in Canada only, Barclays Capital Canada, Inc. and other financial institutions alleging that the defendants conspired to fix prices and restrain competition in the market for US dollar-denominated Supranational, Sovereign and Agency bonds.
In one of the actions filed in the SDNY, the court granted the defendants’ motions to dismiss the plaintiffs’ complaint. The dismissal was affirmed on appeal. The plaintiffs have voluntarily dismissed the other SDNY action. In the Federal Court of Canada action, the plaintiffs reached settlements with a small number of banks in 2020 (not including Barclays Capital Canada, Inc.), but the plaintiffs have not commenced the class certification process and the action remains at an early stage.
Variable Rate Demand Obligations civil actions
Civil actions have been filed against Barclays Bank PLC and BCI and other financial institutions alleging the defendants conspired or colluded to artificially inflate interest rates set for Variable Rate Demand Obligations (VRDOs). VRDOs are municipal bonds with interest rates that reset on a periodic basis, most commonly weekly. Two actions in state court have been filed by private plaintiffs on behalf of the states of Illinois and California. Three putative class action complaints, two of which have been consolidated, have been filed in the SDNY (the third complaint was filed in June 2021). In the consolidated SDNY class action, certain of the plaintiff’s claims were dismissed in November 2020. In the California action, the plaintiffs’ claims were dismissed in June 2021. The plaintiffs may appeal.
Government bond civil actions
In a putative class action filed in the SDNY in 2019, plaintiffs alleged that BCI and certain other bond dealers conspired to fix the prices of US Government sponsored entity bonds in violation of US antitrust law. BCI agreed to a settlement of $87m, which received final court approval in 2020. Separately, various entities in Louisiana, including the Louisiana Attorney General and the City of Baton Rouge, have commenced litigation against Barclays Bank PLC and other financial institutions making similar allegations as the SDNY class action plaintiffs. The parties have reached a settlement to

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Financial Statement Notes
resolve these matters. The financial impact of the settlement is not expected to be material to the Barclays Bank Group’s operating results, cash flows or financial position.
In 2018, a separate putative class action against various financial institutions including Barclays PLC, Barclays Bank PLC, BCI, Barclays Bank Mexico, S.A., and certain other subsidiaries of the Barclays Bank Group was consolidated in the SDNY. The plaintiffs asserted antitrust and state law claims arising out of an alleged conspiracy to fix the prices of Mexican Government bonds. Barclays PLC has settled the claim for $5.7m, which is subject to final court approval.
Odd-lot corporate bonds antitrust class action
In 2020, BCI, together with other financial institutions, were named as defendants in a putative class action. The complaint alleges a conspiracy to boycott developing electronic trading platforms for odd-lots and price fixing. Plaintiffs demand unspecified money damages. The defendants have filed a motion to dismiss.
Interest rate swap and credit default swap US civil actions
Barclays PLC, Barclays Bank PLC and BCI, together with other financial institutions that act as market makers for interest rate swaps (IRS) are named as defendants in several antitrust class actions which were consolidated in the SDNY in 2016. The complaints allege the defendants conspired to prevent the development of exchanges for IRS and demand unspecified money damages.

In 2018, trueEX LLC filed an antitrust class action in the SDNY against a number of financial institutions including Barclays PLC, Barclays Bank PLC and BCI based on similar allegations with respect to trueEX LLC’s development of an IRS platform. In 2017, Tera Group Inc. filed a separate civil antitrust action in the SDNY claiming that certain conduct alleged in the IRS cases also caused the plaintiff to suffer harm with respect to the Credit Default Swaps market. In 2018 and 2019, respectively, the court dismissed certain claims in both cases for unjust enrichment and tortious interference but denied motions to dismiss the federal and state antitrust claims, which remain pending.
BDC Finance L.L.C.
In 2008, BDC Finance L.L.C. (BDC) filed a complaint in the Supreme Court of the State of New York (NY Supreme Court), demanding damages of $298m, alleging that Barclays Bank PLC had breached a contract in connection with a portfolio of total return swaps governed by an ISDA Master Agreement (the Agreement). Following a trial, the court ruled in 2018 that Barclays Bank PLC was not a defaulting party, which was affirmed on appeal. In April 2021, the trial court entered judgement in favour of Barclays Bank PLC for $3.3m and as yet to be determined legal fees and costs. BDC has appealed.
In 2011, BDC’s investment advisor, BDCM Fund Adviser, L.L.C. and its parent company, Black Diamond Capital Holdings, L.L.C. also sued Barclays Bank PLC and BCI in Connecticut State Court for unspecified damages allegedly resulting from Barclays Bank PLC’s conduct relating to the Agreement, asserting claims for violation of the Connecticut Unfair Trade Practices Act and tortious interference with business and prospective business relations. This case is currently stayed.
Civil actions in respect of the US Anti-Terrorism Act
There are a number of civil actions, on behalf of more than 4,000 plaintiffs, filed in US federal courts in the US District Court in the Eastern District of New York (EDNY) and SDNY against Barclays Bank PLC and a number of other banks. The complaints generally allege that Barclays Bank PLC and those banks engaged in a conspiracy to facilitate US dollar-denominated transactions for the Iranian Government and various Iranian banks, which in turn funded acts of terrorism that injured or killed plaintiffs or plaintiffs’ family members. The plaintiffs seek to recover damages for pain, suffering and mental anguish under the provisions of the US Anti-Terrorism Act, which allow for the trebling of any proven damages.
The court granted the defendants’ motions to dismiss three out of the six actions in the EDNY. Plaintiffs have appealed in one action. The remaining actions are stayed pending decisions on the appeal. Out of the two actions in the SDNY, the court also granted the defendants’ motion to dismiss one action. The remaining action is stayed pending any appeal in the former case.
Shareholder derivative action
In November 2020, a purported Barclays shareholder filed a putative derivative action in New York state court against BCI and a number of current and former members of the Board of Directors of Barclays PLC and senior executives or employees of the Barclays Group. The shareholder filed the claim on behalf of nominal defendant Barclays PLC, alleging that the individual defendants harmed the company through breaches of their duties, including under the Companies Act 2006. The plaintiff seeks damages on behalf of Barclays PLC for the losses that Barclays PLC allegedly suffered as a result of these alleged breaches. An amended complaint was filed in April 2021, which BCI and certain other defendants have moved to dismiss.
Derivative transactions civil action

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Financial Statement Notes
In July 2021, Vestia (a Dutch housing association) issued a claim against Barclays Bank PLC in the UK in the High Court in relation to a series of derivative transactions entered into with Barclays Bank PLC between 2008 and 2012. The claim has not been served on Barclays.
Skilled person review and associated matters
In August 2020, the FCA granted an application by Clydesdale Financial Services Limited (CFS), which trades as Barclays Partner Finance and houses Barclays’ point-of-sale finance business, for a validation order with respect to certain loans to customers brokered by Azure Services Limited (ASL), a timeshare operator, which did not, at the point of sale, hold the necessary broker licence. As a condition to the validation order, the FCA required CFS to undertake a skilled person review of the assessment of affordability processes for the loans brokered by ASL (ASL Loans) as well as CFS’ policies and procedures for assessing affordability and oversight of brokers more generally, and dictated a remediation methodology in the event that ASL Loans did not pass the affordability test. CFS has voluntarily agreed to remediate the ASL Loans, which is expected to amount to £37m, in accordance with the FCA’s methodology. The remaining scope of the skilled person review is ongoing and the skilled person is expected to report in the fourth quarter of 2021.
It is not currently possible to predict the outcome of the skilled person review and/or whether remediation activity will be undertaken or required in relation to other parts of CFS’ loan portfolio and the scope of, and methodology for, any such remediation.
Investigation into UK cards’ affordability
The FCA is investigating certain aspects of the affordability assessment processes used by Barclays Bank UK PLC and Barclays Bank PLC for credit card applications made to Barclays’ UK credit card business. Barclays is providing information in cooperation with the investigation.
HM Revenue & Customs (HMRC) assessments concerning UK Value Added Tax
In 2018, HMRC issued notices that have the effect of removing certain overseas subsidiaries that have operations in the UK from Barclays’ UK VAT group, in which group supplies between members are generally free from VAT. The notices have retrospective effect and correspond to assessments of £181m (inclusive of interest), of which Barclays would expect to attribute an amount of approximately £128m to Barclays Bank UK PLC and £53m to Barclays Bank PLC. HMRC’s decision has been appealed to the First Tier Tribunal (Tax Chamber).
Local authority civil actions concerning LIBOR
Following settlement by Barclays Bank PLC of various governmental investigations concerning certain benchmark interest rate submissions referred to above in ‘Investigations into LIBOR and other benchmarks and related civil actions’, in the UK, certain local authorities have brought claims against Barclays Bank PLC and Barclays Bank UK PLC asserting that they entered into loans in reliance on misrepresentations made by Barclays Bank PLC in respect of its conduct in relation to LIBOR. Barclays Bank PLC and Barclays Bank UK PLC were successful in their applications to strike out the claims. One local authority has obtained permission to pursue an appeal against this decision, while the claims brought by the other local authorities have been settled on terms such that the parties have agreed not to pursue these claims and to bear their own costs.
General
The Barclays Bank Group is engaged in various other legal, competition and regulatory matters in the UK, the US and a number of other overseas jurisdictions. It is subject to legal proceedings brought by and against the Barclays Bank Group which arise in the ordinary course of business from time to time, including (but not limited to) disputes in relation to contracts, securities, debt collection, consumer credit, fraud, trusts, client assets, competition, data management and protection, intellectual property, money laundering, financial crime, employment, environmental and other statutory and common law issues.
The Barclays Bank Group is also subject to enquiries and examinations, requests for information, audits, investigations and legal and other proceedings by regulators, governmental and other public bodies in connection with (but not limited to) consumer protection measures, compliance with legislation and regulation, wholesale trading activity and other areas of banking and business activities in which the Barclays Bank Group is or has been engaged. The Barclays Bank Group is cooperating with the relevant authorities and keeping all relevant agencies briefed as appropriate in relation to these matters and others described in this note on an ongoing basis.
At the present time, Barclays Bank PLC does not expect the ultimate resolution of any of these other matters to have a material adverse effect on its financial position. However, in light of the uncertainties involved in such matters and the matters specifically described in this note, there can be no assurance that the outcome of a particular matter or matters (including formerly active matters or those matters arising after the date of this note) will not be material to Barclays Bank PLC’s results, operations or cash flow for a particular period, depending on, among other things, the amount of the loss resulting from the matter(s) and the amount of profit otherwise reported for the reporting period.

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Financial Statement Notes
15.Related party transactions
Related party transactions in the half year ended 30 June 2021 were similar in nature to those disclosed in the Barclays Bank PLC Annual Report 2020.
Amounts included in the Barclays Bank Group’s financial statements with other Barclays Group companies are as follows:

	Half year ended 30.06.21		Half year ended 30.06.20
	Parent	Fellow subsidiaries	Parent	Fellow subsidiaries
	£m	£m	£m	£m
Total income	(304)	10	(346)	31
Operating expenses	(31)	(1,560)	(34)	(1,443)

	As at 30.06.21		As at 31.12.20
	Parent	Fellow subsidiaries	Parent	Fellow subsidiaries
	£m	£m	£m	£m
Total assets	6,311	1,672	6,803	1,917
Total liabilities	28,201	3,779	25,819	3,954
Except for the above, no related party transactions that have taken place in the half year ended 30 June 2021 have materially affected the financial position or performance of the Barclays Bank Group during this period.
16.Interest rate benchmark reform
Following the financial crisis, the reform and replacement of benchmark interest rates such as LIBOR has become a priority for global regulators. The FCA and other global regulators have instructed market participants to prepare for the cessation of LIBOR after the end of 2021, and to adopt RFRs. While it is expected that most reforms affecting the Barclays Bank Group will be completed by the end of 2021, consultations and regulatory changes are in progress and as certain US Dollar tenors will continue to be published up to mid-2023, significant remediation efforts will continue beyond the end of 2021.
How the Barclays Group is managing the transition to alternative benchmark rates
Barclays has established a Group-wide LIBOR Transition Programme. Further detail on the transition programme is available in the Barclays Bank PLC Annual Report 2020 (page 261).
In March 2021 the FCA announced the dates by which panel bank submissions for all LIBOR settings will cease, after which representative LIBOR rates will no longer be available. These dates are: immediately after 31 December 2021, in the case of all sterling, euro, Swiss franc and Japanese yen settings, and the 1-week and 2-month US dollar settings; and immediately after 30 June 2023, in the case of the remaining US dollar settings. Throughout 2021 the FCA will consult with market participants to require continued publication on a ‘synthetic’ basis for some sterling LIBOR settings and, for one additional year, some Japanese yen LIBOR settings.
Approaches to transition exposure expiring post the expected end dates for LIBOR vary by product and nature of counterparty. The transition we are undertaking is at the request of the regulators, in line with their expectations and according to the regulatory endorsed timetable. The rates to which clients and customers are being transitioned are endorsed by the regulators. We are making disclosures as part of the transition to clarify the rate to be applied and the potential risks inherent in the transition. Barclays is actively engaging with counterparties to transition or include appropriate fallback provisions and transition mechanisms in its floating rate assets and liabilities with maturities after 2021, when most IBORs are expected to cease to be published, or will be published on a non-representative basis for a limited time.
Barclays is working with central clearing counterparties where the transition of cleared derivative contracts will follow a market-wide, standardised approach to reform. Barclays is working to the UK Risk Free Rate Working Group (RFRWG) target of completion of active conversion of, and/or addition of robust fallbacks to legacy GBP LIBOR contracts where viable by the end of Q321. Additionally, plans are in place to address non-GBP and other official sector industry milestones and targets.

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Financial Statement Notes
Progress made during H121
Building on the progress made in 2020, the Barclays Bank Group has delivered further alternative RFR product capabilities and alternatives to LIBOR across loans, bonds and derivatives. Client outreach is progressing to plan and we have continued to engage actively with customers and counterparties to transition or include the appropriate fallback provisions. The Barclays Bank Group has in place detailed plans, processes and procedures to support the transition of the remainder during 2021. Barclays has adhered to the ISDA IBOR Fallbacks Protocol for its major derivative dealing entities and we continue to track progress and engage with clients on their own adherence. Following the progress made during 2020, the Barclays Bank Group continues to deliver technology and business process changes in preparation for LIBOR cessation and transitions to RFRs that will be necessary during 2021 and beyond in line with official sector expectations and milestones.

The Barclays Bank Group met the Q121 UK RFRWG milestone to cease initiation of GBP LIBOR linked loans, securitisations or linear derivatives and the Q221 milestones to cease initiation of new non-linear derivatives, exchange traded futures and Bank Of Japan milestone to cease issuance of JPY LIBOR linked loans and bonds. The Barclays Bank Group has put in place controls so that any exceptions or exemptions are approved, and is taking a similar approach to forthcoming cessation milestones.

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Financial Statement Notes
17.Barclays Bank PLC parent condensed balance sheet

	As at 30.06.21	As at 31.12.20
Assets	£m	£m
Cash and balances at central banks	139,089	133,386
Cash collateral and settlement balances	85,357	87,723
Loans and advances at amortised cost	191,048	191,538
Reverse repurchase agreements and other similar secured lending	5,745	11,535
Trading portfolio assets	95,985	84,089
Financial assets at fair value through the income statement	241,198	203,073
Derivative financial instruments	247,767	297,129
Financial assets at fair value through other comprehensive income	48,618	50,308
Investment in associates and joint ventures	12	13
Investment in subsidiaries	19,168	17,780
Goodwill and intangible assets	109	112
Property, plant and equipment	149	425
Current tax assets	566	545
Deferred tax assets	1,122	1,171
Retirement benefit assets	2,652	1,812
Other assets	1,652	913
Total assets	1,080,237	1,081,552

Liabilities
Deposits at amortised cost	271,293	272,190
Cash collateral and settlement balances	69,758	68,862
Repurchase agreements and other similar secured borrowing	18,849	27,722
Debt securities in issue	30,404	17,221
Subordinated liabilities	28,813	31,852
Trading portfolio liabilities	54,033	48,093
Financial liabilities designated at fair value	310,115	267,137
Derivative financial instruments	238,875	292,538
Current tax liabilities	390	336
Deferred tax liabilities	29	225
Retirement benefit liabilities	113	104
Other liabilities	5,701	3,145
Provisions	776	984
Total liabilities	1,029,149	1,030,409

Equity
Called up share capital and share premium	2,348	2,348
Other equity instruments	13,328	13,328
Other reserves	(541)	776
Retained earnings	35,953	34,691
Total equity	51,088	51,143

Total liabilities and equity	1,080,237	1,081,552
Barclays Bank PLC considers the carrying value of its investment in subsidiaries to be fully recoverable.

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Other Information

Results timetable[1]			Date
2021 Annual Report			23 February 2022

				% Change[3]
Exchange rates[2]	30.06.21	31.12.20	30.06.20	31.12.20	30.06.20
Period end - USD/GBP	1.38	1.37	1.24	1%	11%
6 month average - USD/GBP	1.39	1.31	1.26	6	10%
3 month average - USD/GBP	1.40	1.32	1.24	6%	13%
Period end - EUR/GBP	1.17	1.12	1.10	4%	6%
6 month average - EUR/GBP	1.15	1.11	1.14	4	1%
3 month average - EUR/GBP	1.16	1.11	1.13	5%	3%

For further information please contact

Investor relations	Media relations
Chris Manners +44 (0) 20 7773 2136	Thomas Hoskin +44 (0) 20 7116 4755

More information on Barclays Bank PLC can be found on our website: home.barclays.

Registered office
1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 1026167.
1Note that this date is provisional and subject to change.
2The average rates shown above are derived from daily spot rates during the year.
3The change is the impact to GBP reported information.

Barclays Bank PLC	50

Glossary of Terms
‘A-IRB’ / ‘Advanced-Internal Ratings Based’ See ‘Internal Ratings Based (IRB)’.
‘Acceptances and endorsements’ An acceptance is an undertaking by a bank to pay a bill of exchange drawn on a customer. The Barclays Bank Group expects most acceptances to be presented, but reimbursement by the customer is normally immediate. Endorsements are residual liabilities of the Barclays Bank Group in respect of bills of exchange which have been paid and subsequently rediscounted.
‘Additional Tier 1 (AT1) capital’ AT1 capital largely comprises eligible non-common equity capital securities and any related share premium.
‘Additional Tier 1 (AT1) securities’ Non-common equity securities that are eligible as AT1 capital.
‘Advanced Measurement Approach (AMA)’ Under the AMA, banks are allowed to develop their own empirical model to quantify required capital for operational risk. Banks can only use this approach subject to approval from their local regulators.
‘Agencies’ Bonds issued by state and / or government agencies or government-sponsored entities.
‘Agency Mortgage-Backed Securities’ Mortgage-Backed Securities issued by government-sponsored entities.
‘All price risk (APR)’ An estimate of all the material market risks, including rating migration and default for the correlation trading portfolio.
‘American Depository Receipts (ADR)’ A negotiable certificate that represents the ownership of shares in a non-US company (for example Barclays) trading in US financial markets.
‘Americas’ Geographic segment comprising the US, Canada and countries where Barclays Bank Group operates within Latin America.
‘Annual Earnings at Risk (AEaR)’ A measure of the potential change in Net Interest Income (NII) due to an interest rate movement over a one-year period.
‘Annualised cumulative weighted average lifetime PD’ The probability of default over the remaining life of the asset, expressed as an annual rate, reflecting a range of possible economic scenarios.
‘Application scorecards’ Algorithm based decision tools used to aid business decisions and manage credit risk based on available customer data at the point of application for a product.
‘Arrears’ Customers are said to be in arrears when they are behind in fulfilling their obligations with the result that an outstanding loan is unpaid or overdue. Such customers are also said to be in a state of delinquency. When a customer is in arrears, their entire outstanding balance is said to be delinquent, meaning that delinquent balances are the total outstanding loans on which payments are overdue.
‘Asia’ Geographic segment comprising countries where Barclays Bank Group operates within Asia and the Middle East.
‘Asset Backed Commercial Paper’ Typically short-term notes secured on specified assets issued by consolidated special purpose entities for funding purposes.
‘Asset Backed Securities (ABS)’ Securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages and, in the case of Collateralised Debt Obligations (CDOs), the referenced pool may be ABS or other classes of assets.
‘Attributable profit’ Profit after tax that is attributable to ordinary equity holders of Barclays Bank Group adjusted for the after tax amounts of capital securities classified as equity.
‘Average allocated tangible equity’ Calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period.
‘Average tangible shareholders’ equity’ Calculated as the average of the previous month’s period end tangible equity and the current month’s period end tangible equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period.

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Glossary of Terms
‘Average UK leverage ratio’ As per the PRA rulebook, is calculated as the average capital measure based on the last day of each month in the quarter divided by the average exposure measure for the quarter, where the average exposure is based on each day in the quarter.
‘Back testing’ Includes a number of techniques that assess the continued statistical validity of a model by simulating how the model would have predicted recent experience.
‘Barclays Africa’ or ‘Absa’ Barclays Africa Group Limited (now Absa Group Limited), which was previously a subsidiary of the Barclays Group. Following a sell down of shares resulting in a loss of control, the Barclays Group’s shareholding in Absa Group Limited is now classified as a financial asset at fair value through other comprehensive income (OCI).
‘Balance weighted Loan to Value (LTV) ratio’ In the context of the credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by calculating individual LTVs at account level and weighting it by the balances to arrive at the average position. Balance weighted loan to value is calculated using the following formula: LTV = ((loan balance 1 x MTM LTV% for loan 1) + (loan balance 2 x MTM LTV% for loan 2) + ...) / total outstandings in portfolio.
‘Barclaycard’ An international consumer payments business serving the needs of businesses and consumers through credit cards, consumer lending, merchant acquiring, commercial cards and point of sale finance. Barclaycard has scaled operations in the UK, US, Germany and Scandinavia.
‘Barclaycard Consumer UK’ The UK Barclaycard business.
‘Barclays’ or ’Barclays Group’ Barclays PLC, together with its subsidiaries.
‘Barclays Bank Group’ Barclays Bank PLC, together with its subsidiaries.
‘Barclays Bank UK Group’ Barclays Bank UK PLC, together with its subsidiaries.
‘Barclays Bank Group Operating businesses’ The core Barclays Bank Group businesses operated by Corporate and Investment Bank (which include the the large UK Corporate business; the international Corporate and the Investment Bank) and Consumer, Cards and Payments (the Private Bank businesses; the international Barclaycard business; and payments).
‘Barclays Execution Services’ or ‘BX’ or ‘BSerL’ or ‘Group Service Company’ Barclays Execution Services Limited, the Barclays Group services company set up to provide services to Barclays UK and Barclays International to deliver operational continuity.
‘Barclays International’ The segment of Barclays Bank held by Barclays Bank PLC.  The division includes the large UK Corporate business; the international Corporate and Private Bank businesses; the Investment Bank; the international Barclaycard business; and payments.
‘Barclays UK’ The segment of Barclays held by Barclays Bank UK PLC.  The division includes the UK Personal banking; UK business banking and the Barclaycard consumer UK businesses.
‘Basel 3’ The third of the Basel Accords, setting minimum requirements and standards that apply to internationally active banks. Basel 3 is a set of measures developed by the Basel Committee on Banking Supervision aiming to strengthen the regulation, supervision and risk management of banks.
‘Basel Committee of Banking Supervision (BCBS or The Basel Committee)’ A forum for regular cooperation on banking supervisory matters which develops global supervisory standards for the banking industry. Its 45 members are officials from central banks or prudential supervisors from 28 jurisdictions.
‘Basic Indicator Approach (BIA)’ Under the BIA, banks are required to hold regulatory capital for operational risk equal to 15% of the annual average, calculated over a rolling three-year period, of the relevant income indicator for the bank as whole.
‘Basis point(s)’ / ‘bp(s)’ One hundredth of a per cent (0.01%); 100 basis points is 1%. The measure is used in quoting movements in interest rates, yields on securities and for other purposes.
‘Basis risk’ Index/Tenor risk, that arises when floating rate products are linked to different interest rate indices, which are imperfectly correlated, especially under stressed market conditions.

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Glossary of Terms
‘Behavioural scorecards’ Algorithm based decision tools used to aid business decisions and manage credit risk based on existing customer data derived from account usage.
‘Book quality’ In the context of the Capital Risk section, changes in RWAs caused by factors such as underlying customer behaviour or demographics leading to changes in risk profile.
‘Book size’ In the context of the Capital Risk section, changes in RWAs driven by business activity, including net originations or repayments.
‘Bounce Back Loan Scheme (BBLS)’ A government (British Business Bank) backed loan scheme which allows small and medium-sized businesses to borrow between £2,000 and £50,000. The UK government guarantees 100% of the loan and pays the first 12 months of interest on behalf of the borrowers, subject to terms and conditions.
‘Business Banking’ Offers specialist advice, products and services to small and medium enterprises in the UK.
‘Business scenario stresses’ Multi asset scenario analysis of extreme, but plausible events that may impact the market risk exposures of the Investment Bank.
‘Buy to let mortgage’ A mortgage where the intention of the customer (investor) was to let the property at origination.
‘Capital Conservation Buffer (CCB)’ A capital buffer of 2.5% of a bank’s total exposures that needs to be met with an additional amount of Common Equity Tier 1 capital above the 4.5% minimum requirement for Common Equity Tier 1 set out in CRR. Its objective is to conserve a bank’s capital by ensuring that banks build up surplus capital outside periods of stress which can be drawn down if losses are incurred.
‘Capital ratios’ Key financial ratios measuring the Bank's capital adequacy or financial strength expressed as a percentage of RWAs.
‘Capital Requirements Directive (CRD)’ Directive 2013/36/EU, a component of the CRD IV package which accompanies the Capital Requirements Regulation and sets out macroprudential standards including the countercyclical capital buffer and capital buffers for systemically important institutions. Directive (EU) 2019/878, published as part of the EU Risk Reduction Measure package amends CRD. These amendments enter into force from 27 June 2019, with EU member states required to adopt the measures within the Directive by 28 December 2020.
‘Capital Requirements Regulation (CRR)’ Regulation (EU) No 575/2013, a component of the CRD IV package which accompanies the Capital Requirements Directive and sets out detailed rules for capital eligibility, the calculation of RWAs, the measurement of leverage, the management of large exposures and minimum standards for liquidity. Between 27 June 2019 and 28 June 2023, this regulation will be amended in line with the requirements of amending Regulation (EU) 2019/876 (CRR II).
‘Capital Requirements Regulation II (CRR II)’ Regulation (EU) 2019/876, amending Regulation (EU) No 575/2013 (CRR). This is a component of the EU Risk Reduction Measure package. The requirements set out in CRR II will be introduced between 27 June 2019 and 28 June 2023.
‘Capital requirements on the underlying exposures (KIRB)’ An approach available to banks when calculating RWAs for securitisation exposures. This is based upon the RWA amounts that would be calculated under the IRB approach for the underlying pool of securitised exposures in the program, had such exposures not been securitised.
‘Capital resources’ Common Equity Tier 1, Additional Tier 1 and Tier 2 capital that are eligible to satisfy capital requirements under CRD. Referred to as ‘own funds’ within EU regulatory texts.
‘Capital risk’ The risk that the Barclays Bank Group has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments or stressed conditions (both actual and as defined for internal planning or regulatory testing purposes). This includes the risk from the Barclays Bank Group’s pension plans.
‘Central Counterparty’ / ‘Central Clearing Counterparties (CCPs)’ A clearing house mediating between the buyer and the seller in a financial transaction, such as a derivative contract or repurchase agreement (repo). Where a central counterparty is used, a single bi-lateral contract between the buyer and seller is replaced with two contracts, one between the buyer and the CCP and one between the CCP and the seller. The use of CCPs allows for greater oversight and improved credit risk mitigation in over-the-counter (OTC) markets.

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‘Charge-off’ In the retail segment this refers to the point in time when collections activity changes from the collection of arrears to the recovery of the full balance. This is normally when six payments are in arrears.
‘Client Assets’ Assets managed or administered by Barclays Bank Group on behalf of clients including assets under management (AUM), custody assets, assets under administration and client deposits.
‘CLOs and Other insured assets’ Highly rated CLO positions wrapped by monolines, non-CLOs wrapped by monolines and other assets wrapped with Credit Support Annex (CSA) protection.
‘Collateralised Debt Obligation (CDO)’ Securities issued by a third party which reference Asset Backed Securities (ABSs) (defined above) and/or certain other related assets purchased by the issuer. CDOs may feature exposure to sub-prime mortgage assets through the underlying assets.
‘Collateralised Loan Obligation (CLO)’ A security backed by the repayments from a pool of commercial loans. The payments may be made to different classes of owners (in tranches).
‘Collateralised Mortgage Obligation (CMO)’ A type of security backed by mortgages. A special purpose entity receives income from the mortgages and passes them on to investors of the security.
‘Combined Buffer Requirement’ In the context of the CRD capital obligations, the combined requirements of the Capital Conservation Buffer, the GSII Buffer, the OSII buffer, the Systemic Risk buffer and an institution specific counter-cyclical buffer.
‘Commercial paper (CP)’ Short-term notes issued by entities, including banks, for funding purposes.
‘Commercial real estate (CRE)’ Commercial real estate includes office buildings, industrial property, medical centres, hotels, retail stores, shopping centres, farm land, multifamily housing buildings, warehouses, garages, and industrial properties and other similar properties. Commercial real estate loans are loans backed by a package of commercial real estate. Note: for the purposes of the Credit Risk section, the UK CRE portfolio includes property investment, development, trading and housebuilders but excludes social housing contractors.
‘Commissions and other incentives’ Includes commission-based arrangements, guaranteed incentives and Long Term Incentive Plan awards.
‘Committee of Sponsoring Organisations of the Treadway Commission Framework (COSO)’ A joint initiative of five private sector organisations dedicated to the development of frameworks and providing guidance on enterprise risk management, internal control and fraud deterrence.
‘Commodity derivatives’ Exchange traded and over-the-counter (OTC) derivatives based on an underlying commodity (e.g. metals, precious metals, oil and oil related, power and natural gas).
‘Commodity risk’ Measures the impact of changes in commodity prices and volatilities, including the basis between related commodities (e.g. Brent vs. WTI crude prices).
‘Common Equity Tier 1 (CET1) capital’ The highest quality form of regulatory capital under CRR that comprises common shares issued and related share premium, retained earnings and other reserves, less specified regulatory adjustments.
‘Common Equity Tier 1 (CET1) ratio’ A measure of Common Equity Tier 1 capital expressed as a percentage of RWAs.
‘Compensation: income ratio’ The ratio of compensation expense over total income. Compensation represents total staff costs less non-compensation items consisting of outsourcing, staff training, redundancy costs and retirement costs.
‘Comprehensive Capital Analysis and Review (CCAR)’ An annual exercise, required by and evaluated by the Federal Reserve, through which the largest bank holding companies operating in the US assess whether they have sufficient capital to continue operations through periods of economic and financial stress and have robust capital-planning processes that account for their unique risks.
‘Comprehensive Risk Measure (CRM)’ An estimate of all the material market risks, including rating migration and default for the correlation trading portfolio. Also referred to as All Price Risk (APR) and Comprehensive Risk Capital Charge (CRCC).
‘Conduct risk’ The risk of detriment to customers, clients, market integrity, competition or Barclays Bank Group from the inappropriate supply of financial services, including instances of wilful or negligent misconduct.

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‘Constant Currency Basis’ Excluding the impact of foreign currency conversion to GBP when comparing financial results in two different financial periods.
‘Consumer, Cards and Payments’ Barclays US Consumer Bank, Barclaycard Germany, Barclaycard Commercial Payments, Barclaycard Payment Solutions (including merchant acquiring) and the international Wealth business.
‘Contingent capital notes (CCNs)’ Interest bearing debt securities issued by Barclays Bank Group or its subsidiaries that are either permanently written off or converted into an equity instrument from the issuer's perspective in the event of the Common Equity Tier 1 (CET1) ratio of the relevant Barclays Bank Group entity falling below a specific level, or at the direction of regulators.
‘Conversion Trigger’ Used in the context of Contingent Capital Notes and AT1 securities. A capital adequacy trigger event occurs when the CET1 ratio of the bank falls below a certain level (the trigger) as defined in the Terms & Conditions of the instruments issued. See ‘Contingent capital notes’.
‘Coronavirus Business Interruption Loan Scheme (CBILS)’ A loan scheme by the British Business Bank (BBB) to support UK based small and medium-sized businesses (turnover of up to £45 million) adversely impacted by COVID-19, . The CBILS scheme provides loans up to £5 million which are backed by an 80% government (BBB) guarantee. The UK government will pay interest and fees for the first 12 months on behalf of the borrowers, subject to terms and conditions.
Coronavirus Large Business Interruption Loan Scheme (CLBILS)’ A loan scheme by the British Business Bank (BBB) to support UK based medium-sized businesses (turnover above £45 million, but with no access to CCFF) adversely impacted by COVID-19, The CBILS scheme provides loans up to £50 million which are backed by an 80% government (BBB) guarantee.
‘Corporate and Investment Bank (CIB)’ Barclays Bank Corporate and Investment Bank businesses.
‘Correlation risk’ Refers to the change in marked to market value of a security when the correlation between the underlying assets changes over time.
‘Cost: income ratio’ Total operating expenses divided by total income.
‘Cost of Equity’ The rate of return targeted by the equity holders of a company.
‘Cost: income jaws’ Relationship of the percentage change movement in operating expenses relative to total income.
‘Countercyclical Capital Buffer (CCyB)’ An additional buffer introduced as part of the CRD IV package that requires banks to have an additional cushion of CET 1 capital with which to absorb potential losses, enhancing their resilience and contributing to a stable financial system.
‘Countercyclical leverage ratio buffer (CCLB)’ A macroprudential buffer that has applied to specific PRA regulated institutions since 2018 and is calculated at 35% of any risk weighted countercyclical capital buffer set by the Financial Policy Committee (FPC).  The CCLB applies in addition to the minimum of 3.25% and any G-SII additional Leverage Ratio Buffer that applies.
‘Counterparty credit risk’ The risk related to a counterparty defaulting before the final settlement of a transaction’s cash flows. In the context of RWAs, a component of RWAs that represents the risk of loss in derivatives, repurchase agreements and similar transactions resulting from the default of the counterparty.
‘Coverage ratio’ This represents the percentage of impairment allowance reserve against the gross exposure.
‘Covered bonds’ Debt securities backed by a portfolio of mortgages that are segregated from the issuer’s other assets solely for the benefit of the holders of the covered bonds.
‘Covid Corporate Finance Facility (CCFF)’: Bank of England (BOE) scheme to support liquidity among larger investment grade firms which make a material UK contribution, helping to bridge coronavirus disruption to their cash flows. The Bank of England provides liquidity by purchasing short-term debt in the form of commercial paper from corporates. Barclays Bank Group acts as dealer.
‘CRD IV’ The Fourth Capital Requirements Directive, an EU Directive and an accompanying Regulation (CRR) that together prescribe EU capital adequacy and liquidity requirements and implements Basel 3 in the European Union.

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‘CRD V’ The Fifth Capital Requirements Directive, comprising an EU amending Directive and an accompanying amending Regulation (CRR II) that together prescribe EU capital adequacy and liquidity requirements and implements enhanced Basel 3 proposals in the European Union.
‘Credit conversion factor (CCF)’ Factor used to estimate the risk from off-balance sheet commitments for the purpose of calculating the total Exposure at Default (EAD) used to calculate RWAs.
‘Credit default swaps (CDS)’ A contract under which the protection seller receives premiums or interest-related payments in return for contracting to make payments to the protection buyer in the event of a defined credit event. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency.
‘Credit derivatives (CDs)’ An arrangement whereby the credit risk of an asset (the reference asset) is transferred from the buyer to the seller of the protection.
‘Credit impairment charges’ Also known as ‘credit impairment’. Impairment charges on loans and advances to customers and banks and impairment charges on fair value through other comprehensive income assets and reverse repurchase agreements.
‘Credit market exposures’ Assets and other instruments relating to commercial real estate and leveraged finance businesses that have been significantly impacted by the deterioration in the global credit markets. The exposures include positions subject to fair value movements in the Income Statement, positions that are classified as loans and advances and available for sale and other assets.
‘Credit quality step’ In the context of the Standardised Approach to calculating credit risk RWAs, a “credit quality assessment scale” maps the credit assessments of a recognised credit rating agency or export credit agency to credit quality steps that determine the risk weight to be applied to an exposure.
‘Credit Rating’ An evaluation of the creditworthiness of an entity seeking to enter into a credit agreement.
‘Credit risk’ The risk of loss to Barclays Bank Group from the failure of clients, customers or counterparties, including sovereigns, to fully honour their obligations to Barclays Bank Group, including the whole and timely payment of principal, interest, collateral and other receivables. In the context of RWAs, it is the component of RWAs that represents the risk of loss in loans and advances and similar transactions resulting from the default of the counterparty.
‘Credit risk mitigation’ A range of techniques and strategies to actively mitigate credit risks to which the bank is exposed. These can be broadly divided into three types; collateral, netting and set-off, and risk transfer.
‘Credit spread’ The premium over the benchmark or risk-free rate required by the market to accept a lower credit quality.
‘Credit Valuation Adjustment (CVA)’ The difference between the risk-free value of a portfolio of trades and the market value which takes into account the counterparty’s risk of default. The CVA therefore represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the counterparty due to any failure to perform on contractual agreements.
‘CRR leverage exposure’ Is calculated in accordance with article 429 as per the CRR.
‘CRR leverage ratio’ Is calculated using the CRR definition of Tier 1 capital for the numerator and the CRR definition of leverage exposure as the denominator.
‘Customer assets’ Represents loans and advances to customers. Average balances are calculated as the sum of all daily balances for the year to date divided by number of days in the year to date.
‘Customer deposits’ In the context of the Liquidity Risk section, money deposited by all individuals and companies that are not credit institutions. Such funds are recorded as liabilities in the Barclays Bank Group’s balance sheet under deposits at amortised cost.
‘Customer liabilities’ See ‘Customer deposits’.
‘Daily Value at Risk (DVaR)’ An estimate of the potential loss which might arise from market movements under normal market conditions, if the current positions were to be held unchanged for one business day, measured to a specified confidence level.
‘DBRS’ A credit rating agency.

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‘Debit Valuation Adjustment (DVA)’ The opposite of Credit Valuation Adjustment (CVA). It is the difference between the risk-free value of a portfolio of trades and the market value which takes into account the Barclays Bank Group’s risk of default. The DVA, therefore, represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the Barclays Bank Group due to any failure to perform on contractual obligations. The DVA decreases the value of a liability to take into account a reduction in the remaining balance that would be settled should the Barclays Bank Group default or not perform any contractual obligations.
‘Debt buybacks’ Purchases of the Barclays Bank Group’s issued debt securities, including equity accounted instruments, leading to their de-recognition from the balance sheet.
‘Debt securities in issue’ Transferable securities evidencing indebtedness of the Barclays Bank Group. These are liabilities of the Barclays Bank Group and include certificates of deposit and commercial paper.
‘Default grades’ Barclays Bank Group classify ranges of default probabilities into a set of 21 intervals called default grades, in order to distinguish differences in the probability of default risk.
‘Default fund contributions’ The amount of contribution made by members of a central counterparty (CCP).  All members are required to contribute to this fund in advance of using a CCP. The default fund can be used by the CCP to cover losses incurred by the CCP where losses are greater than the margins provided by that member.
‘Derivatives netting’ Adjustments applied across asset and liability mark-to-market derivative positions pursuant to legally enforceable bilateral netting agreements and eligible cash collateral received in derivative transactions that meet the requirements of BCBS 270.
‘Diversification effect’ Reflects the fact the risk of a diversified portfolio is smaller than the sum of the risks of its constituent parts. It is measured as the sum of the individual asset class DVaR estimates less the total DVaR.
‘Dodd-Frank Act (DFA)’ The US Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.
‘Domestic Liquidity Sub-Group Arrangement (DoLSub)’ An intra-group capital and liquidity support agreement that secures certain regulatory permissions authorised by the Prudential Regulation Authority (PRA).
‘Economic Value of Equity (EVE)’ A measure of the potential change in value of expected future cash flows due to an adverse interest rate movement, based on existing balance sheet run-off profile.
'Effective Expected Positive Exposure (EEPE)' The weighted average over time of effective expected exposure. The weights are the proportion that an individual exposure represents of the entire exposure horizon time interval.
‘Eligible liabilities’ Liabilities and capital instruments that are eligible to meet MREL that do not already qualify as own funds.
‘Encumbrance’ The use of assets to secure liabilities, such as by way of a lien or charge.
‘Enterprise Risk Management Framework (ERMF)’ Barclays Bank Group risk management responsibilities are laid out in the Enterprise Risk Management Framework, which describes how Barclays Bank Group identifies and manages risk. The framework identifies the principal risks faced by the Barclays Bank Group; sets out risk appetite requirements; sets out roles and responsibilities for risk management; and sets out risk committee structure.
‘Equities’ Trading businesses encompassing Cash Equities, Equity Derivatives & Equity Financing
‘Equity and stock index derivatives’ Derivatives whose value is derived from equity securities. This category includes equity and stock index swaps and options (including warrants, which are equity options listed on an exchange). The Barclays Bank Group also enters into fund-linked derivatives, being swaps and options whose underlyings include mutual funds, hedge funds, indices and multi-asset portfolios. An equity swap is an agreement between two parties to exchange periodic payments, based upon a notional principal amount, with one side paying fixed or floating interest and the other side paying based on the actual return of the stock or stock index. An equity option provides the buyer with the right, but not the obligation, either to purchase or sell a specified stock, basket of stocks or stock index at a specified price or level on or before a specified date.
‘Equity risk’ In the context of trading book capital requirements, the risk of change in market value of an equity investment.
‘Equity structural hedge’ An interest rate hedge in place to reduce earnings volatility of the overnight / short term equity investment and to smoothen the income over a medium/long term.

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‘EU Risk Reduction Measure package’ A collection of amending Regulations and Directives that update core EU regulatory texts and which came into force on 27 June 2019.
‘Euro Interbank Offered Rate (EURIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the European interbank market.
‘Europe’ Geographic segment comprising countries in which Barclays Bank Group operates within the EU (excluding UK), Northern Continental and Eastern Europe.
‘European Banking Authority (EBA)’ The European Banking Authority (EBA) is an independent EU Authority which works to ensure effective and consistent prudential regulation and supervision across the European banking sector. Its overall objectives are to maintain financial stability in the EU and to safeguard the integrity, efficiency and orderly functioning of the banking sector.
‘European Securities and Markets Authority (ESMA)’ An independent European Supervisory Authority with the remit of enhancing the protection of investors and reinforcing stable and well-functioning financial markets in the European Union.
‘Eurozone’ Represents the 19 European Union countries that have adopted the euro as their common currency. The 19 countries are Austria, Belgium, Cyprus, Estonia, Finland, France, Germany, Greece, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Portugal, Slovakia, Slovenia and Spain.
‘Expected Credit Losses (ECL)’ A present value measure of the credit losses expected to result from default events that may occur during a specified period of time. ECLs must reflect the present value of cash shortfalls, and must reflect the unbiased and probability weighted assessment of a range of outcomes.
‘Expected Losses’ A regulatory measure of anticipated losses for exposures captured under an internals ratings based credit risk approach for capital adequacy calculations. It is measured as the Barclays Bank Group's modelled view of anticipated losses based on Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD), with a one-year time horizon.
’Expert lender models’ Models of risk measures that are used for parts of the portfolio where the risk drivers are specific to a particular counterparty, but where there is insufficient data to support the construction of a statistical model. These models utilise the knowledge of credit experts that have in depth experience of the specific customer type being modelled.
‘Exposure’ Generally refers to positions or actions taken by the bank, or consequences thereof, that may put a certain amount of a bank’s resources at risk.
‘Exposure at Default (EAD)’ The estimation of the extent to which Barclays Bank Group may be exposed to a customer or counterparty in the event of, and at the time of, that counterparty’s default. At default, the customer may not have drawn the loan fully or may already have repaid some of the principal, so that exposure may be less than the approved loan limit.
‘External Credit Assessment Institutions (ECAI)’ Institutions whose credit assessments may be used by credit institutions for the determination of risk weight exposures according to CRR.
‘Federal Housing Finance Agency (FHFA)’ An independent federal agency in the United States that oversees the secondary mortgage market and regulates Fannie Mae and Freddie Mac, as well as 11 Federal Home Loan banks. The FHFA also sets the Housing Price Index (HPI) in the United States.
‘Federal Reserve Board (FRB)’ Is the governing board of the Federal Reserve System of the US, in charge of making the country's monetary policy.
'FICC' Represents Macro (including rates and currency), Credit and Securitised products.
'Financial Policy Committee (FPC)' The Bank of England’s Financial Policy Committee (FPC) identifies, monitors and takes action to remove or reduce systemic risks with a view to protecting and enhancing the resilience of the UK financial system. The FPC also has a secondary objective to support the economic policy of the UK Government.
‘F-IRB’/ 'Foundation-Internal Ratings Based’ See ‘Internal Ratings Based (IRB)’.
‘Financial Conduct Authority (FCA)’ The statutory body responsible for conduct of business regulation and supervision of UK authorised firms. The FCA also has responsibility for the prudential regulation of firms that do not fall within the PRA’s scope.

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‘Financial Services Compensation Scheme (FSCS)’ The UK’s fund for compensation of authorised financial services firms that are unable to pay claims.
‘Financial collateral comprehensive method (FCCM)’ A counterparty credit risk exposure calculation approach which applies volatility adjustments to the market value of exposure and collateral when calculating RWA values.
‘Financial Stability Board (FSB)’ An international body that monitors and makes recommendations about the global financial system. It promotes international financial stability by coordinating national financial authorities and international standard-setting bodies as they work toward developing strong regulatory, supervisory and other financial sector policies. It fosters a level playing field by encouraging coherent implementation of these policies across sectors and jurisdictions.
‘Fitch’ A credit rating agency.
‘Forbearance Programmes’ Forbearance programmes to assist customers in financial difficulty through agreements to accept less than contractual amounts due where financial distress would otherwise prevent satisfactory repayment within the original terms and conditions of the contract. These agreements may be initiated by the customer, Barclays Bank Group or a third party and include approved debt counselling plans, minimum due reductions, interest rate concessions and switches from capital and interest repayments to interest-only payments.
‘Foreclosures in Progress’ The process by which the bank initiates legal action against a customer with the intention of terminating a loan agreement whereby the bank may repossess the property subject to local law and recover amounts it is owed.
‘Foreign exchange derivatives’ The Barclays Bank Group’s principal exchange rate-related contracts are forward foreign exchange contracts, currency swaps and currency options. Forward foreign exchange contracts are agreements to buy or sell a specified quantity of foreign currency, usually on a specified future date at an agreed rate. Currency swaps generally involves the exchange, or notional exchange, of equivalent amounts of two currencies and a commitment to exchange interest periodically until the principal amounts are re-exchanged on a future date. Currency options provide the buyer with the right, but not the obligation, either to purchase or sell a fixed amount of a currency at a specified exchange rate on or before a future date. As compensation for assuming the option risk, the option writer generally receives a premium at the start of the option period.
‘Foreign exchange risk’ In the context of DVaR, the impact of changes in foreign exchange rates and volatilities.
‘Full time equivalent’ Full time equivalent units are the on-job hours paid for employee services divided by the number of ordinary-time hours normally paid for a full-time staff member when on the job (or contract employees where applicable).
‘Fully loaded’ When a measure is presented or described as being on a fully loaded basis, it is calculated without applying the transitional provisions set out in Part Ten of CRR.
‘Funded credit protection’ Is a technique of credit risk mitigation where the reduction of the credit risk on the exposure of an institution derives from the right of that institution, in the event of the default of the counterparty or on the occurrence of other specified credit events relating to the counterparty, to liquidate, or to obtain transfer or appropriation of, or to retain certain assets or amounts, or to reduce the amount of the exposure to, or to replace it with, the amount of the difference between the amount of the exposure and the amount of a claim on the institution.
‘Gains on acquisitions’ The amount by which the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities, recognised in a business combination, exceeds the cost of the combination.
‘General Data Protection Regulation (GDPR)’ GDPR (Regulation (EU) 2016/679) is a regulation by which the European Parliament, the Council of the European Union and the European Commission intend to strengthen and unify data protection for all individuals within the European Union.
‘General market risk’ The risk of a price change in a financial instrument due to a change in level of interest rates or owing to a broad equity market movement unrelated to any specific attributes of individual securities.
‘Global-Systemically Important Banks (G-SIBs or G-SIIs)’ Global financial institutions whose size, complexity and systemic interconnectedness, mean that their distress or failure would cause significant disruption to the wider financial system and economic activity. The Financial Stability Board and the Basel Committee on Banking Supervision publish a list of globally systemically important banks.
‘G-SII additional leverage ratio buffer (G-SII ALRB)’ A macroprudential buffer that applies to globally systemically important banks (G-SIBs) and other major domestic UK banks and building societies, including banks that are subject to ring-

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fencing requirements. The G-SII ALRB will be calibrated as 35% (on a phased basis) of the combined systemic risk buffers that applies to the bank.
‘GSII Buffer’ Common Equity Tier 1 capital required to be held under CRD to ensure that G-SIBs build up surplus capital to compensate for the systemic risk that such institutions represent to the financial system.
’Grandfathering’ In the context of capital resources, the phasing in of the application of instrument eligibility rules which allows CRR and CRR II non-compliant capital instruments to be included in regulatory capital subject to certain thresholds which decrease over the transitional period.
‘Gross charge-off rates’ Represents the balances charged-off to recoveries in the reporting period, expressed as a percentage of average outstanding balances excluding balances in recoveries. Charge-off to recoveries generally occurs when the collections focus switches from the collection of arrears to the recovery of the entire outstanding balance, and represents a fundamental change in the relationship between the bank and the customer. This is a measure of the proportion of customers that have gone into default during the period.
‘Gross Domestic Product (GDP)’ Measures the total value of goods and services produced in a country within a specific time period.
‘Gross write-off rates’ Expressed as a percentage and represents balances written off in the reporting period divided by gross loans and advances held at amortised cost at the balance sheet date.
‘Gross new lending’ New lending advanced to customers during the period.
‘Guarantee’ Unless otherwise described, an undertaking by a third party to pay a creditor should a debtor fail to do so. It is a form of credit substitution.
‘Head Office’ A division comprising Brand and Marketing, Finance, Head Office, Human Resources, Internal Audit, Legal, Compliance, Risk, Treasury and Tax and other operations.
‘High-Net-Worth’ Businesses that provide banking and other services to high net worth customers.
‘High Risk’ In retail banking, ‘High Risk’ is defined as the subset of up-to-date customers who, either through an event or observed behaviour exhibit potential financial difficulty. Where appropriate, these customers are proactively contacted to assess whether assistance is required.
‘Home loan’ A loan to purchase a residential property. The property is then used as collateral to guarantee repayment of the loan. The borrower gives the lender a lien against the property and the lender can foreclose on the property if the borrower does not repay the loan per the agreed terms. Also known as a residential mortgage.
‘IHC’ or ‘US IHC’ Barclays US LLC, the intermediate holding company established by Barclays Bank Group in July 2016, which holds most of Barclays Bank’ subsidiaries and assets in the US.
‘IMA’ / 'Internal Model Approach’ In the context of RWAs, RWAs for which the exposure amount has been derived via the use of a PRA approved internal market risk model.
‘IMM’ / 'Internal Model Method’ In the context of RWAs, RWAs for which the exposure amount has been derived via the use of a PRA approved internal counterparty credit risk model.
‘Identified Impairment (II)’ Specific impairment allowances for financial assets, individually estimated.
‘IFRS 9 transitional arrangements’ Following the application of IFRS 9 as of 1 January 2018, Article 473a of CRR permits institutions to phase-in the impact on capital and leverage ratios of the impairment requirements under the new accounting standard.
‘Impairment Allowances’ A provision held on the balance sheet as a result of the raising of a charge against profit for expected losses in the lending book. An impairment allowance may either be identified or unidentified and individual or collective.
‘Income’ Total income, unless otherwise specified.
‘Incremental Risk Charge (IRC)’ An estimate of the incremental risk arising from rating migrations and defaults for traded debt instruments beyond what is already captured in specific market risk VaR for the non-correlation trading portfolio.

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‘Independent Validation Unit (IVU)’ The function within the bank responsible for independent review, challenge and approval of all models.
‘Individual liquidity guidance (ILG)’ Guidance given to a bank about the amount, quality and funding profile of liquidity resources that the PRA has asked the bank to maintain.
‘Inflation risk’ In the context of DVaR, the impact of changes in inflation rates and volatilities on cash instruments and derivatives.
‘Insurance Risk’ The risk of the Barclays Bank Group’s aggregate insurance premiums received from policyholders under a portfolio of insurance contracts being inadequate to cover the claims arising from those policies.
‘Interchange’ Income paid to a credit card issuer for the clearing and settlement of a sale or cash advance transaction.
‘Interest-only home loans’ Under the terms of these loans, the customer makes payments of interest only for the entire term of the mortgage, although customers may make early repayments of the principal within the terms of their agreement. The customer is responsible for repaying the entire outstanding principal on maturity, which may require the sale of the mortgaged property.
‘Interest rate derivatives’ Derivatives linked to interest rates. This category includes interest rate swaps, collars, floors options and swaptions. An interest rate swap is an agreement between two parties to exchange fixed rate and floating rate interest by means of periodic payments based upon a notional principal amount and the interest rates defined in the contract. Certain agreements combine interest rate and foreign currency swap transactions, which may or may not include the exchange of principal amounts. A basis swap is a form of interest rate swap, in which both parties exchange interest payments based on floating rates, where the floating rates are based upon different underlying reference indices. In a forward rate agreement, two parties agree a future settlement of the difference between an agreed rate and a future interest rate, applied to a notional principal amount. The settlement, which generally occurs at the start of the contract period, is the discounted present value of the payment that would otherwise be made at the end of that period.
‘Interest rate risk’ The risk of interest rate volatility adversely impacting the Barclays Bank Group’s net interest margin. In the context of the calculation of market risk DVaR, measures the impact of changes in interest (swap) rates and volatilities on cash instruments and derivatives.
‘Interest rate risk in the banking book (IRRBB)’ The risk that the Barclays Bank Group is exposed to capital or income volatility because of a mismatch between the interest rate exposures of its (non-traded) assets and liabilities.
‘Internal Assessment Approach (IAA)’ One of three types of calculation that a bank with permission to use the Internal Ratings Based (IRB) approach may apply to securitisation exposures. It consists of mapping a bank's internal rating methodology for credit exposures to those of an External Credit Assessment Institution (ECAI) to determine the appropriate risk weight based on the ratings based approach. Its applicability is limited to ABCP programmes related to liquidity facilities and credit enhancement.
‘Internal Capital Adequacy Assessment Process (ICAAP)’ Companies are required to perform a formal Internal Capital Adequacy Assessment Process (ICAAP) as part of the Pillar 2 requirements (BIPRU) and to provide this document to the PRA on a yearly basis. The ICAAP document summarises the Barclays Bank Group’s risk management framework, including approach to managing all risks (i.e. Pillar 1 and non-Pillar 1 risks); and, the Barclays Bank Group’s risk appetite, economic capital and stress testing frameworks.
‘Internal Ratings Based (IRB)’ An approach under the CRR framework that relies on the bank’s internal models to derive the risk weights. The IRB approach is divided into two alternative applications, Advanced and Foundation:
–Advanced IRB (A-IRB): the bank uses its own estimates of probability of default (PD), loss given default (LGD) and credit conversion factor to model a given risk exposure.
–Foundation IRB: the bank applies its own PD as for Advanced, but it uses standard parameters for the LGD and the credit conversion factor. The Foundation IRB approach is specifically designed for wholesale credit exposures. Hence retail, equity, securitisation positions and non-credit obligations asset exposures are treated under standardised or A-IRB.
‘Investment Bank’ The Barclays Bank Group’s investment bank which consists of origination led and returns focused markets and banking business which forms part of the Corporate and Investment Bank segment.

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‘Investment Banking Fees’ In the context of Investment Bank Analysis of Total Income, fees generated from origination activity businesses – including financial advisory, debt and equity underwriting.
‘Investment grade’ A debt security, treasury bill or similar instrument with a credit rating of AAA to BBB as measured by external credit rating agencies.
‘ISDA Master Agreement’ The most commonly used master contract for OTC derivative transactions internationally. It is part of a framework of documents, designed to enable OTC derivatives to be documented fully and flexibly. The framework consists of a master agreement, a schedule, confirmations, definition booklets, and a credit support annex. The ISDA master agreement is published by the International Swaps and Derivatives Association (ISDA).
‘Key Risk Scenarios (KRS)’ Key Risk Scenarios are a summary of the extreme potential risk exposure for each Key Risk in each business and function, including an assessment of the potential frequency of risk events, the average size of losses and three extreme scenarios. The Key Risk Scenario assessments are a key input to the Advanced Measurement Approach calculation of regulatory and economic capital requirements.
‘Large exposure’ A large exposure is defined as the total exposure of a bank to a counterparty or group of connected clients, whether in the banking book or trading book or both, which in aggregate equals or exceeds 10% of the bank's eligible capital.
‘Legal risk’ The risk of loss or imposition of penalties, damages or fines from the failure of the Barclays Bank Group to meet its legal obligations including regulatory or contractual requirements.
‘Lending’ In the context of Investment Bank Analysis of Total Income, lending income includes net interest income, gains or losses on loan sale activity, and risk management activity relating to the loan portfolio.
‘Letters of credit’ A letter typically used for the purposes of international trade guaranteeing that a debtor’s payment to a creditor will be made on time and in full. In the event that the debtor is unable to make payment, the bank will be required to cover the full or remaining amount of the purchase.
‘Level 1 assets’ High quality liquid assets under the Basel Committee’s Liquidity Coverage Ratio (LCR), including cash, central bank reserves and higher quality government securities.
‘Level 2 assets’ Under the Basel Committee’s Liquidity Coverage Ratio high quality liquid assets (HQLA) are comprised of Level 1 and Level 2 assets, with the latter comprised of Level 2A and Level 2B assets. Level 2A assets include, for example, lower quality government securities, covered bonds and corporate debt securities. Level 2B assets include, for example, lower rated corporate bonds, residential mortgage backed securities and equities that meet certain conditions.
‘Lifetime expected credit losses’ An assessment of expected losses associated with default events that may occur during the life of an exposure, reflecting the present value of cash shortfalls over the remaining expected life of the asset.
‘Lifetime Probability’ The likelihood of accounts entering default during the expected remaining life of the asset.
‘Liquidity Coverage Ratio (LCR)’ The ratio of the stock of high quality liquid assets to expected net cash outflows over the next 30 days. High-quality liquid assets should be unencumbered, liquid in markets during a time of stress and, ideally, be central bank eligible. These include, for example, cash and claims on central governments and central banks.
‘Liquidity Pool’ The Barclays Bank Group liquidity pool comprises cash at central banks and highly liquid collateral specifically held by the Barclays Bank Group as a contingency to enable the bank to meet cash outflows in the event of stressed market conditions.
‘Liquidity Risk’ The risk that the Barclays Bank Group is unable to meet its contractual or contingent obligations or that is does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets.
‘Liquidity risk appetite (LRA)’ The level of liquidity risk that the Barclays Bank Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations.
‘Liquidity Risk Management Framework (the Liquidity Framework)’ The Liquidity Risk Management Framework (the Liquidity Framework), which is sanctioned by the Board Risk Committee (BRC) and which incorporates liquidity policies, systems and controls that the Barclays Bank Group has implemented to manage liquidity risk within tolerances approved by the Board and regulatory agencies.

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‘Litigation and conduct charges’ or ‘Litigation and conduct’ Litigation and conduct charges include regulatory fines, litigation settlements and conduct related customer redress.
‘Loan loss rate’ Quoted in basis points and represents total annualised impairment charges divided by gross loans and advances held at amortised cost at the balance sheet date.
‘Loan to deposit ratio’ Loans and advances at amortised costs divided by deposits at amortised cost.
‘Loan to value (LTV) ratio’ Expresses the amount borrowed against an asset (i.e. a mortgage) as a percentage of the appraised value of the asset. The ratios are used in determining the appropriate level of risk for the loan and are generally reported as an average for new mortgages or an entire portfolio. Also see ‘Marked to market (MTM) LTV ratio.’
‘London Interbank Offered Rate (LIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the London interbank market.
‘Loss Given Default (LGD)’ The percentage of Exposure at Default (EAD) (defined above) that will not be recovered following default. LGD comprises the actual loss (the part that is not expected to be recovered), together with the economic costs associated with the recovery process.
‘Management VaR’ A measure of the potential loss of value arising from unfavourable market movements at a specific confidence level, if current positions were to be held unchanged for predefined period. Corporate and Investment Bank uses Management VaR with a two-year equally weighted historical period, at a 95% confidence level, with a one day holding period.
‘Mandatory break clause’ In the context of counterparty credit risk, a contract clause that means a trade will be ended on a particular date.
‘Marked to market approach’ A counterparty credit risk exposure calculation approach which uses the current mark to market value of derivative positions as well as a potential future exposure add-on to calculate an exposure to which a risk weight can be applied. This is also known as the Current Exposure Method.
‘Marked to market (MTM) LTV ratio’ The loan amount as a percentage of the current value of the asset used to secure the loan. Also see ‘Balance weighted Loan to Value (LTV) ratio’ and ‘Valuation weighted Loan to Value (LTV) ratio.’
‘Market risk’ The risk of loss arising from potential adverse changes in the value of the Barclays Bank Group’s assets and liabilities from fluctuation in market variables including, but not limited to, interest rates, foreign exchange, equity prices, commodity prices, credit spreads, implied volatilities and asset correlations.
‘Master netting agreements’ An agreement that provides for a single net settlement of all financial instruments and collateral covered by the agreement in the event of the counterparty’s default or bankruptcy or insolvency, resulting in a reduced exposure.
‘Master trust securitisation programmes’ A securitisation structure where a trust is set up for the purpose of acquiring a pool of receivables. The trust issues multiple series of securities backed by these receivables.
‘Material Risk Takers (MRTs)’ Categories of staff whose professional activities have or are deemed to have a material impact on Barclays Bank Group’ risk profile, as determined in accordance with the European Banking Authority regulatory technical standard on the identification of such staff.
‘Maximum Distributable Amount (MDA)’ The MDA is a factor representing the available distributable profit whilst remaining in excess of its combined buffer requirement. CRD IV places restrictions on a bank’s dividend decisions depending on its proximity to meeting the buffer.
‘Medium-Term Notes’ Corporate notes (or debt securities) continuously offered by a company to investors through a dealer. Investors can choose from differing maturities, ranging from nine months to 30 years. They can be issued on a fixed or floating coupon basis or with an exotic coupon; with a fixed maturity date (non-callable) or with embedded call or put options or early repayment triggers. MTNs are most generally issued as senior, unsecured debt.
‘Methodology and policy’ In the context of the Capital Risk section, the effect on RWAs of methodology changes driven by regulatory policy changes.

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‘MiFID II’ The Markets in Financial Instruments Directive 2004/39/EC (known as "MiFID" I) as subsequently amended to MiFID II is a European Union law that provides harmonised regulation for investment services across the 31 member states of the European Economic Area.
‘Minimum requirement for own funds and eligible liabilities (MREL)’ A European Union wide requirement under the Bank Recovery and Resolution Directive for all European banks and investment banks to hold a minimum level of equity and/or loss absorbing eligible liabilities to ensure the operation of the bail-in tool to absorb losses and recapitalise an institution in resolution. An institution’s MREL requirement is set by its resolution authority. Amendments in the EU Risk Reduction Measure package are designed to align MREL and TLAC for EU G-SIBs.
‘Model risk’ The risk of the potential adverse consequences from financial assessments or decisions based on incorrect or misused model outputs and reports.
‘Model updates’ In the context of the Capital Risk section, changes in RWAs caused by model implementation, changes in model scope or any changes required to address model malfunctions.
‘Model validation’ Process through which models are independently challenged, tested and verified to prove that they have been built, implemented and used correctly, and that they continue to be fit-for-purpose.
‘Modelled—VaR’ In the context of RWAs, Market risk calculated using value at risk models laid down by the CRR and supervised by the PRA.
‘Money market funds’ Investment funds typically invested in short-term debt securities.
‘Monoline derivatives’ Derivatives with a monoline insurer such as credit default swaps referencing the underlying exposures held.
‘Moody’s’ A credit rating agency.
‘Mortgage Servicing Rights (MSR)’ A contractual agreement in which the right to service an existing mortgage is sold by the original lender to another party that specialises in the various functions involved with servicing mortgages.
‘Multilateral development banks’ Financial institutions created for the purposes of development, where membership transcends national boundaries.
‘National discretion’ Discretions in CRD given to member states to allow the local regulator additional powers in the application of certain CRD rules in its jurisdiction.
‘Net asset value per share’ Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, by the number of issued ordinary shares.
‘Net interest income (NII)’ The difference between interest income on assets and interest expense on liabilities.
‘Net interest margin (NIM)’ Annualised net interest income divided by the sum of average customer assets.
‘Net investment income’ Changes in the fair value of financial instruments designated at fair value, dividend income and the net result on disposal of available for sale assets.
‘Net Stable Funding Ratio (NSFR)’ The ratio of available stable funding to required stable funding over a one year time horizon, assuming a stressed scenario. The ratio is required to be over 100%. Available stable funding would include such items as equity capital, preferred stock with a maturity of over 1 year, or liabilities with a maturity of over 1 year. The required amount of stable funding is calculated as the sum of the value of the assets held and funded by the institution, multiplied by a specific required stable funding (RSF) factor assigned to each particular asset type, added to the amount of potential liquidity exposure multiplied by its associated RSF factor.
‘Net trading income’ Gains and losses arising from trading positions which are held at fair value, in respect of both market-making and customer business, together with interest, dividends and funding costs relating to trading activities.
‘Net write-off rate’ Expressed as a percentage and represents balances written off in the reporting period less any post write-off recoveries divided by gross loans and advances held at amortised cost at the balance sheet date.
‘Net written credit protection’ In the context of leverage exposure, the net notional value of credit derivatives protection sold and credit derivatives protection bought.

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‘New bookings’ The total of the original balance on accounts opened in the reporting period, including any applicable fees and charges included in the loan amount.
‘Non-asset backed debt instruments’ Debt instruments not backed by collateral, including government bonds; US agency bonds; corporate bonds; commercial paper; certificates of deposit; convertible bonds; corporate bonds and issued notes.
‘Non-model method (NMM)’ In the context of RWAs, Counterparty credit risk, RWAs where the exposure amount has been derived through the use of CRR norms, as opposed to an internal model.
‘Non-Traded Market Risk’ The risk that the current or future exposure in the banking book (i.e. non-traded book) will impact bank's capital and/or earnings due to adverse movements in Interest or foreign exchange rates.
‘Non-Traded VaR’ Reflects the volatility in the value of the fair value through other comprehensive income (FVOCI) investments in the liquidity pool which flow directly through capital via the FVOCI reserve. The underlying methodology to calculate non-traded VaR is similar to Traded Management VaR, but the two measures are not directly comparable. The Non-Traded VaR represents the volatility to capital driven by the FVOCI exposures. These exposures are in the banking book and do not meet the criteria for trading book treatment.
‘Notch’ A single unit of measurement in a credit rating scale.
‘Notional amount’ The nominal or face amount of a financial instrument, such as a loan or a derivative, that is used to calculate payments made on that instrument.
‘Open Banking’ The Payment Services Directive (PSD2) and the Open API standards and data sharing remedy imposed by the UK Competition and Markets Authority following its Retail Banking Market Investigation Order.
‘Operating leverage’ Operating expenses compared to total income less credit impairment charges and other provisions.
‘Operational risk’ The risk of loss to the bank from inadequate or failed processes or systems, human factors or due to external events (for example, fraud) where the root cause is not due to credit or market risks.
‘Operational Riskdata eXchange (ORX)’ The Operational Riskdata eXchange Association (ORX) is a not-for-profit industry association dedicated to advancing the measurement and management of operational risk in the global financial services industry. Barclays Bank is a member of ORX.
‘Origination led’ Focus on high margin, low capital fee based activities and related hedging opportunities.
‘OSII’ Other systemically important institutions are institutions that are deemed to create risk to financial stability due to their systemic importance.
‘Over-the-counter (OTC) derivatives’ Derivative contracts that are traded (and privately negotiated) directly between two parties. They offer flexibility because, unlike standardised exchange-traded products, they can be tailored to fit specific needs.
‘Overall capital requirement’ The overall capital requirement is the sum of capital required to meet the total of a Pillar 1 requirement, a Pillar 2A requirement, a Global Systemically Important Institution (G-SII) buffer, a Capital Conservation Buffer (CCB) and a Countercyclical Capital Buffer (CCyB).
‘Own credit’ The effect of changes in the Barclays Bank Group’s own credit standing on the fair value of financial liabilities.
‘Owner occupied mortgage’ A mortgage where the intention of the customer was to occupy the property at origination.
‘Own funds’ The sum of Tier 1 and Tier 2 capital.
‘Past due items’ Refers to loans where the borrower has failed to make a payment when due under the terms of the loan contract.
‘Payment Protection Insurance (PPI) redress’ Provision for the settlement of PPI miss-selling claims and related claims management costs.
‘Pension Risk’ The risk of the Barclays Bank Group’s earnings and capital being adversely impacted by the Barclays Bank Group’s defined benefit obligations increasing or the value of the assets backing these defined benefit obligations decreasing due to changes in both the level and volatility of prices.

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‘Performance costs’ The accounting charge recognised in the period for performance awards. For deferred incentives and long-term incentives, the accounting charge is spread over the relevant periods in which the employee delivers service.
‘Personal Banking’ Offers retail advice, products and services to community and premier customers in the UK.
‘Period end allocated tangible equity’ Allocated tangible equity is calculated as 13.0% (2019: 13.0%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting assumptions the Barclays Bank Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Barclays Bank Group’s tangible shareholders’ equity and the amounts allocated to businesses.
‘Pillar 1 requirements’ The minimum regulatory capital requirements to meet the sum of credit (including counterparty credit), market and operational risk.
‘Pillar 2A requirements’ The additional regulatory capital requirement to meet risks not captured under Pillar 1 requirements. This requirement is the outcome of the bank’s Internal Capital Adequacy Assessment Process (ICAAP) and the complementary supervisory review and evaluation carried out by the PRA.
‘Post-model adjustment (PMA)’ In the context of Basel models, a PMA is a short term increase in regulatory capital applied at portfolio level to account for model input data deficiencies, inadequate model performance or changes to regulatory definitions (e.g. definition of default) to ensure the model output is accurate, complete and appropriate.
‘Potential Future Exposure (PFE) on Derivatives’ A regulatory calculation in respect of the Barclays Bank Group’s potential future credit exposure on both exchange traded and OTC derivative contracts, calculated by assigning a standardised percentage (based on the underlying risk category and residual trade maturity) to the gross notional value of each contract.
‘PRA waivers’ PRA approvals that specifically give permission to the bank to either modify or waive existing rules. Waivers are specific to an organisation and require applications being submitted to and approved by the PRA.
‘Primary securitisations’ The issuance of securities (bonds and commercial papers) for fund-raising.
‘Primary Stress Tests’ In the context of Traded Market Risk, Stress Testing provides an estimate of potentially significant future losses that might arise from extreme market moves or scenarios. Primary Stress Tests apply stress moves to key liquid risk factors for each of the major trading asset classes.
‘Prime Services’ Involves financing of fixed income and equity positions using Repo and stock lending facilities. The Prime Services business also provides brokerage facilitation services for hedge fund clients offering execution and clearance facilities for a variety of asset classes.
‘Principal’ In the context of a loan, the amount borrowed, or the part of the amount borrowed which remains unpaid (excluding interest).
‘Principal Investments’ / ‘Private equity investments’ Investments in equity securities in operating companies not quoted on a public exchange. Investment in private equity often involves the investment of capital in private companies or the acquisition of a public company that results in the delisting of public equity. Capital for private equity investment is raised by retail or institutional investors and used to fund investment strategies such as leveraged buyouts, venture capital, growth capital, distressed investments and mezzanine capital.
‘Principal Risks’ The principal risks affecting the Barclays Bank Group described in the risk review section of the Barclays Bank PLC Annual Report.
‘Pro-cyclicality’ Movements in financial variables (including capital requirements) following natural fluctuations in the economic cycle, where the subsequent impact on lending or other market behaviours acts as an amplification of the economic cycle by the financial sector.
‘Probability of Default (PD)’ The likelihood that a loan will not be repaid and will fall into default. PD may be calculated for each client who has a loan (normally applicable to wholesale customers/clients) or for a portfolio of clients with similar attributes (normally applicable to retail customers). To calculate PD, Barclays Bank Group assesses the credit quality of borrowers and other counterparties and assigns them an internal risk rating. Multiple rating methodologies may be used to inform the rating decision on individual large credits, such as internal and external models, rating agency ratings, and for wholesale assets market information such as credit spreads. For smaller credits, a single source may suffice such as the result from an internal rating model.

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‘Product structural hedge’ An interest rate hedge in place to reduce earnings volatility on product balances with an instant access (such as non-interest bearing current accounts and managed rate deposits) and to smoothen the income over a medium/long term.
‘Properties in Possession held as ’Loans and Advances to Customers’’ Properties in the UK and Italy where the customer continues to retain legal title but where the bank has enforced the possession order as part of the foreclosure process to allow for the disposal of the asset or the court has ordered the auction of the property.
‘Properties in Possession held as ‘Other Real Estate Owned’’ Properties in South Africa, where the bank has taken legal ownership of the title as a result of purchase at an auction or similar and treated as ‘Other Real Estate Owned’ within other assets on the bank’s balance sheet.
‘Proprietary trading’ When a bank, brokerage or other financial institution trades on its own account, at its own risk, rather than on behalf of customers, so as to make a profit for itself.
‘Prudential Regulation Authority (PRA)’ The statutory body responsible for the prudential supervision of banks, building societies, insurers and a small number of significant investment banks in the UK. The PRA is a subsidiary of the Bank of England.
‘Prudential valuation adjustment (PVA)’ A calculation which adjusts the accounting values of positions held on balance sheet at fair value to comply with regulatory valuation standards, which place greater emphasis on the inherent uncertainty around the value at which a trading book position could be exited.
‘Public benchmark’ Unsecured medium term notes issued in public syndicated transactions.
‘Qualifying central bank claims’ An amount calculated in line with the PRA policy statement allowing banks to exclude claims on the central bank from the calculation of the leverage exposure measure, as long as these are matched by deposits denominated in the same currency and of identical or longer maturity.
‘Qualifying Revolving Retail Exposure (QRRE)’ In the context of the IRB approach to credit risk RWA calculations, an exposure meeting the criteria set out in BIPRU 4.6.42 R (2). It includes most types of credit card exposure.
‘Rates’ In the context of Investment Bank income analysis, trading revenue relating to government bonds and linear interest rate derivatives.
‘Re-aging’ The returning of a delinquent account to up-to-date status without collecting the full arrears (principal, interest and fees).
‘Real Estate Mortgage Investment Conduits (REMICs)’ An entity that holds a fixed pool of mortgages and that is separated into multiple classes of interests for issuance to investors.
‘Recovery book’ Represents the total amount of exposure which has been transferred to recovery units who set and implement strategies to recover the Group’s exposure.
‘Recovery book Impairment Coverage Ratio’ Impairment allowance held against recoveries balances expressed as a percentage of balance in recoveries.
‘Recovery book proportion of outstanding balances’ Represents the amount of recoveries (gross month-end customer balances of all accounts that have charged-off) as at the period end compared to total outstanding balances. The size of the recoveries book would ultimately have an impact on the overall impairment requirement on the portfolio. Balances in recoveries will decrease if: assets are written-off; amounts are collected; or assets are sold to a third party (i.e. debt sale).
‘Regulatory capital’ The amount of capital that a bank holds to satisfy regulatory requirements.
‘Renegotiated loans’ Loans are generally renegotiated either as part of an ongoing customer relationship or in response to an adverse change in the circumstances of the borrower. In the latter case renegotiation can result in an extension of the due date of payment or repayment plans under which the Barclays Bank Group offers a concessionary rate of interest to genuinely distressed borrowers. This will result in the asset continuing to be overdue and will be individually impaired where the renegotiated payments of interest and principal will not recover the original carrying amount of the asset. In other cases, renegotiation will lead to a new agreement, which is treated as a new loan.
‘Repurchase agreement (Repo)’ / ‘Reverse repurchase agreement (Reverse repo)’ Arrangements that allow counterparties to use financial securities as collateral for an interest bearing cash loan. The borrower agrees to sell a

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security to the lender subject to a commitment to repurchase the asset at a specified price on a given date. For the party selling the security (and agreeing to repurchase it in the future) it is a Repurchase agreement or Repo; for the counterparty to the transaction (buying the security and agreeing to sell in the future) it is a Reverse repurchase agreement or Reverse repo.
‘Reputation risk’ The risk that an action, transaction, investment or event will reduce trust in the Barclays Bank Group’s integrity and competence by clients, counterparties, investors, regulators, employees or the public.
‘Re-securitisations’ The repackaging of Securitised Products into securities. The resulting securities are therefore securitisation positions where the underlying assets are also predominantly securitisation positions.
‘Reserve Capital Instruments (RCIs)’ Hybrid issued capital securities which may be debt or equity accounted, depending on the terms.
‘Residential Mortgage-Backed Securities (RMBS)’ Securities that represent interests in a group of residential mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).
‘Residual maturity’ The remaining contractual term of a credit obligation associated with a credit exposure.
‘Restructured loans’ Comprises loans where, for economic or legal reasons related to the debtor’s financial difficulties, a concession has been granted to the debtor that would not otherwise be considered. Where the concession results in the expected cash flows discounted at the original effective interest rate being less than the loan’s carrying value, an impairment allowance will be raised.
‘Retail Loans’ Loans to individuals or small and medium sized enterprises rather than to financial institutions and larger businesses. It includes both secured and unsecured loans such as mortgages and credit card balances, as well as loans to certain smaller business customers, typically with exposures up to £3m or with a turnover up to £5m.
‘Return on average Risk Weighted Assets’ Statutory profit after tax as a proportion of average RWAs.
‘Return on average tangible shareholders’ equity’ (RoTE) Annualised profit after tax attributable to ordinary equity holders of the parent, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill.
‘Return on average allocated tangible equity’ Annualised profit after tax attributable to ordinary equity holders of the parent, as a proportion of average allocated tangible equity.
‘Risk appetite’ The level of risk that Barclays Bank Group is prepared to accept whilst pursuing its business strategy, recognising a range of possible outcomes as business plans are implemented.
‘Risk weighted assets (RWAs)’ A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel rules as implemented by CRR and local regulators.
‘Risks not in VaR (RNIVS)’ Refers to all the key market risks which are not captured or not well captured within the VaR model framework.
‘Sarbanes-Oxley requirements’ The Sarbanes-Oxley Act 2002 (SOX), which was introduced by the US Government to safeguard against corporate governance scandals such as Enron, WorldCom and Tyco. All US-listed companies must comply with SOX.
‘Second Lien’ Debt that is issued against the same collateral as higher lien debt but that is subordinate to it. In the case of default, compensation for this debt will only be received after the first lien has been repaid and thus represents a riskier investment than the first lien.
‘Secondary Stress Tests’ Secondary stress tests are used in measuring potential losses arising from illiquid market risks that cannot be hedged or reduced within the time period covered in Primary Stress Tests.
‘Secured Overnight Financing Rate (SOFR)’ A broad measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities in the repurchase agreement (repo) market.
‘Securities Financing Transactions (SFT)’ In the context of RWAs, any of the following transactions: a repurchase transaction, a securities or commodities lending or borrowing transaction, or a margin lending transaction whereby cash collateral is received or paid in respect of the transfer of a related asset.

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‘Securities financing transactions adjustments’ In the context of leverage ratio, a regulatory add-on calculated as exposure less collateral, taking into account master netting agreements.
‘Securities lending arrangements’ Arrangements whereby securities are legally transferred to a third party subject to an agreement to return them at a future date. The counterparty generally provides collateral against non performance in the form of cash or other assets.
‘Securitisation’ Typically, a process by which debt instruments such as mortgage loans or credit card balances are aggregated into a pool, which is used to back new securities. A company sells assets to a special purpose vehicle (SPV) which then issues securities backed by the assets. This allows the credit quality of the assets to be separated from the credit rating of the original borrower and transfers risk to external investors.
‘Set-off clauses’ In the context of Counterparty credit risk, contract clauses that allow Barclays Bank Group to set off amounts owed to us by a counterparty against amounts owed by us to the counterparty.
‘Settlement balances’ Are receivables or payables recorded between the date (the trade date) a financial instrument (such as a bond) is sold, purchased or otherwise closed out, and the date the asset is delivered by or to the entity (the settlement date) and cash is received or paid.
‘Settlement risk’ The risk that settlement in a transfer system will not take place as expected, usually owing to a party defaulting on one or more settlement obligations.
‘Significant Increase in Credit Risk (SICR)’ Barclays Bank Group assesses when a significant increase in credit risk has occurred based on quantitative and qualitative assessments.
‘Slotting’ Slotting is a Basel 2 approach that requires a standard set of rules to be used in the calculation of RWAs, based upon an assessment of factors such as the financial strength of the counterparty. The requirements for the application of the Slotting approach are detailed in BIPRU 4.5.
‘Sovereign exposure(s)’ Exposures to central governments, including holdings in government bonds and local government bonds.
‘Specific market risk’ A risk that is due to the individual nature of an asset and can potentially be diversified or the risk of a price change in an investment due to factors related to the issuer or, in the case of a derivative, the issuer of the underlying investment.
‘Spread risk’ Measures the impact of changes to the swap spread, i.e. the difference between swap rates and government bond yields.
‘SRB ALRB’ The systemic risk buffer (SRB) additional leverage ratio buffer (ALRB) is firm specific requirement set by the PRA using its powers under section 55M of the Financial Services and Markets Act (2000). Barclays Bank PLC is required to hold an amount of CET1 capital that is equal to or greater than its ALRB.
‘Stage 1’ This represents financial instruments where the credit risk of the financial instrument has not increased significantly since initial recognition. Stage 1 financial instruments are required to recognise a 12 month expected credit loss allowance.
‘Stage 2’ This represents financial instruments where the credit risk of the financial instrument has increased significantly since initial recognition. Stage 2 financial instruments are required to recognise a lifetime expected credit loss allowance.
‘Stage 3’ This represents financial instruments where the financial instrument is considered impaired. Stage 3 financial instruments are required to recognise a lifetime expected credit loss allowance.
‘Standard & Poor’s’ A credit rating agency.
‘Standby facilities, credit lines and other commitments’ Agreements to lend to a customer in the future, subject to certain conditions. Such commitments are either made for a fixed period, or have no specific maturity but are cancellable by the lender subject to notice requirements.
‘Statutory’ Line items of income, expense, profit or loss, assets, liabilities or equity stated in accordance with the requirements of the UK Companies Act 2006 and the requirements of International Financial Reporting Standards (IFRS).

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‘Statutory return on average shareholders’ equity’ Statutory profit after tax attributable to ordinary shareholders as a proportion of average shareholders’ equity.
‘STD’ / ‘Standardised Approach’ A method of calculating RWAs that relies on a mandatory framework set by the regulator to derive risk weights based on counterparty type and a credit rating provided by an External Credit Assessment Institute.
‘Sterling Over Night Index Average (SONIA)’ Reflects bank and building societies’ wholesale overnight funding rates in the sterling unsecured market administrated and calculated by the Bank of England.
‘Stress Testing’ A process which involves identifying possible future adverse events or changes in economic conditions that could have unfavourable effects on the Barclays Bank Group (either financial or non-financial), assessing the Barclays Bank Group’s ability to withstand such changes, and identifying management actions to mitigate the impact.
‘Stressed Value at Risk (SVaR)’ An estimate of the potential loss arising from a 12-month period of significant financial stress calibrated to 99% confidence level over a 10-day holding period.
‘Structured entity’ An entity in which voting or similar rights are not the dominant factor in deciding control. Structured entities are generally created to achieve a narrow and well defined objective with restrictions around their ongoing activities.
‘Structural hedge’ / ‘hedging’ An interest rate hedge in place to reduce earnings volatility and to smoothen the income over a medium/long term on positions that exist within the balance sheet and do not re-price in line with market rates. See also ‘Equity structural hedge’ and ‘Product structural hedge’.
‘Structural model of default’ A model based on the assumption that an obligor will default when its assets are insufficient to cover its liabilities.
‘Structured credit’ Includes legacy structured credit portfolio primarily comprising derivative exposure and financing exposure to structured credit vehicles.
‘Structured finance/notes’ A structured note is an investment tool that pays a return linked to the value or level of a specified asset or index and sometimes offers capital protection if the value declines. Structured notes can be linked to equities, interest rates, funds, commodities and foreign currency.
‘Sub-prime’ Sub-prime is defined as loans to borrowers typically having weakened credit histories that include payment delinquencies and potentially more severe problems such as court judgments and bankruptcies. They may also display reduced repayment capacity as measured by credit scores, high debt-to-income ratios, or other criteria indicating heightened risk of default.
‘Subordinated liabilities’ Liabilities which, in the event of insolvency or liquidation of the issuer, are subordinated to the claims of depositors and other creditors of the issuer.
‘Supranational bonds’ Bonds issued by an international organisation, where membership transcends national boundaries (e.g. the European Union or World Trade Organisation).
‘Synthetic Securitisation Transactions’ Securitisation transactions effected through the use of derivatives.
‘Systemic Risk Buffer’ CET1 capital that may be required to be held as part of the Combined Buffer Requirement increasing the capacity of UK banks to absorb stress and limiting the damage to the economy as a result of restricted lending.
‘Tangible net asset value (TNAV)’ Shareholders’ equity excluding non-controlling interests adjusted for the deduction of intangible assets and goodwill.
‘Tangible net asset value per share’ Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares.
‘Tangible shareholders’ equity’ Shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill.
‘Term premium’ Additional interest required by investors to hold assets with a longer period to maturity.

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Glossary of Terms
‘The Fundamental Review of the Trading Book (FRTB)’ Is a comprehensive suite of capital rules developed by the Basel Committee on Banking Supervision as part of Basel III applicable to banks’ wholesale trading activities.
‘The Standardised Approach (TSA)’ Under the TSA, banks are required to hold regulatory capital for operational risk equal to the annual average, calculated over a rolling three-year period, of the relevant income indicator (across all business lines), multiplied by a supervisory defined percentage factor by business lines.
‘The three lines of defence’ The three lines of defence operating model enables Barclays Bank Group to separate risk management activities between those client facing areas of the Barclays Bank Group and associated support functions responsible for identifying risk, operating within applicable limits and escalating risk events (first line); colleagues in Risk and Compliance who establish the limits, rules and constraints under which the first line operates and monitors their performance against those limits and constraints (second line); and, colleagues in Internal Audit who provide assurance to the Board and Executive Management over the effectiveness of governance, risk management and control over risks (third line). The Legal function does not sit in any of the three lines, but supports them all. The Legal function is, however, subject to oversight from Risk and Compliance with respect to operational and conduct risks.
‘Tier 1 capital’ The sum of the Common Equity Tier 1 capital and Additional Tier 1 capital.
‘Tier 1 capital ratio’ The ratio which expresses Tier 1 capital as a percentage of RWAs under CRR.
‘Tier 2 (T2) capital’ A type of capital as defined in the CRR principally composed of capital instruments, subordinated loans and share premium accounts where qualifying conditions have been met.
‘Tier 2 (T2) securities’ Securities that are treated as Tier 2 (T2) capital in the context of CRR.
‘Total capital ratio’ Total Regulatory capital as a percentage of RWAs.
‘Total Loss Absorbing Capacity (TLAC)’ A standard published by the FSB which is applicable to G-SIBs and requires a G-SIB to hold a prescriptive minimum level of instruments and liabilities that should be readily available for bail-in within resolution to absorb losses and recapitalise the institution.
‘Total outstanding balance’ In retail banking, total outstanding balance is defined as the gross month-end customer balances on all accounts including accounts charged off to recoveries.
‘Total return swap’ An instrument whereby the seller of protection receives the full return of the asset, including both the income and change in the capital value of the asset. The buyer of the protection in return receives a predetermined amount.
‘Total balances on forbearance programmes coverage ratio’ Impairment allowance held against Forbearance balances expressed as a percentage of balance in forbearance.
‘Traded Market Risk’ The risk of a reduction to earnings or capital due to volatility of trading book positions.
‘Trading book’ All positions in financial instruments and commodities held by an institution either with trading intent, or in order to hedge positions held with trading intent.
‘Traditional Securitisation Transactions’ Securitisation transactions in which an underlying pool of assets generates cash flows to service payments to investors.
‘Transitional’ When a measure is presented or described as being on a transitional basis, it is calculated in accordance with the transitional provisions set out in Part Ten of CRR.
‘Treasury and Capital Risk’ This comprises of Liquidity Risk, Capital Risk and Interest Rate Risk in the Banking Book.
‘Twelve month expected credit losses’ The portion of the lifetime ECL arising if default occurs within 12 months of the reporting date (or shorter period if the expected life is less than 12 months), weighted by the probability of said default occurring.
‘Twelve month PD’ The likelihood of accounts entering default within 12 months of the reporting date.
‘Unencumbered’ Assets not used to secure liabilities or otherwise pledged.
‘United Kingdom (UK)’ Geographic segment where Barclays Bank Group operates comprising the UK. Also see ‘Europe’.

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Glossary of Terms
‘UK Bank levy’ A levy that applies to UK banks, building societies and the UK operations of foreign banks. The levy is payable based on a percentage of the chargeable equity and liabilities of the bank on its balance sheet date.
‘UK leverage exposure’ Is calculated as per the PRA rulebook, where the exposure calculation also includes the FPC’s recommendation to allow banks to exclude claims on the central bank from the calculation of the leverage exposure measure, as long as these are matched by deposits denominated in the same currency and of identical or longer maturity.
‘UK leverage ratio’ As per the PRA rulebook, means a bank’s tier 1 capital divided by its total exposure measure, with this ratio expressed as a percentage.
‘Unfunded credit protection’ Is a technique of credit risk mitigation where the reduction of the credit risk on the exposure of an institution derives from the obligation of a third party to pay an amount in the event of the default of the borrower or the occurrence of other specified credit events.
‘US Partner Portfolio’ Co-branded credit card programs with companies across various sectors including travel, entertainment, retail and financial sectors.
‘US Residential Mortgages’ Securities that represent interests in a group of US residential mortgages.
‘Valuation weighted Loan to Value (LTV) Ratio’ In the context of credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by comparing total outstanding balance and the value of total collateral we hold against these balances. Valuation weighted loan to value is calculated using the following formula: LTV = total outstandings in portfolio/total property values of total outstandings in portfolio.
‘Value at Risk (VaR)’ A measure of the potential loss of value arising from unfavourable market movements at a specific confidence level and within a specific timeframe.
‘Weighted off balance sheet commitments’ Regulatory add-ons to the leverage exposure measure based on credit conversion factors used in the Standardised Approach to credit risk.
‘Wholesale loans’ / ‘lending’ Lending to larger businesses, financial institutions and sovereign entities.
‘Working Group on Sterling Risk-Free Reference Rates (RFRWG)’ A group mandated with catalysing a broad-based transition to using SONIA (‘Sterling Overnight Index Average’) as the primary sterling interest rate benchmark in bond, loan and derivatives markets.
‘Write-off (gross)’ The point where it is determined that an asset is irrecoverable, or it is no longer considered economically viable to try to recover the asset or it is deemed immaterial or full and final settlement is reached and the shortfall written off. In the event of write-off, the customer balance is removed from the balance sheet and the impairment allowance held against the asset is released. Net write-offs represent gross write-offs less post write-off recoveries.
‘Wrong-way risk’ Arises, in a trading exposure, when there is significant correlation between the underlying asset and the counterparty, which in the event of default would lead to a significant mark to market loss. When assessing the credit exposure of a wrong-way trade, analysts take into account the correlation between the counterparty and the underlying asset as part of the sanctioning process.

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